UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Name of Issuer)

Series A Shares, without nominal (par) value
Series B Shares, without nominal (par) value

(Title of Class of Securities)

Series A Shares: 833636103
Series B Shares: 833635105

(CUSIP Number)

George Karafotias
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Telephone: (212) 848-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 833636103 (Series A) CUSIP No. 833635105 (Series B)	Page 2 of 21 Pages

1		NAME OF REPORTING PERSONS Inversiones Global Mining (Chile) Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Series A Shares: Not Applicable Series B Shares: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Series A Shares: None Series B Shares: None
	8	SHARED VOTING POWER Series A Shares: 8,798,539 Series B Shares: None
	9	SOLE DISPOSITIVE POWER Series A Shares: None Series B Shares: None
	10	SHARED DISPOSITIVE POWER Series A Shares: 8,798,539 Series B Shares: None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Shares: 8,798,539 Series B Shares: None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Shares: 6.16% Series B Shares: None
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 833636103 (Series A) CUSIP No. 833635105 (Series B)	Page 3 of 21 Pages

1		NAME OF REPORTING PERSONS Global Mining Investment Inc., Agencia en Chile
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Series A Shares: Not Applicable Series B Shares: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Series A Shares: None Series B Shares: None
	8	SHARED VOTING POWER Series A Shares: 8,798,539 Series B Shares: None
	9	SOLE DISPOSITIVE POWER Series A Shares: None Series B Shares: None
	10	SHARED DISPOSITIVE POWER Series A Shares: 8,798,539 Series B Shares: None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Shares: 8,798,539 Series B Shares: None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Shares: 6.16% Series B Shares: None
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 833636103 (Series A) CUSIP No. 833635105 (Series B)	Page 4 of 21 Pages

1		NAME OF REPORTING PERSONS Global Mining Investment Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Series A Shares: Not Applicable Series B Shares: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Series A Shares: None Series B Shares: None
	8	SHARED VOTING POWER Series A Shares: 8,798,539 Series B Shares: None
	9	SOLE DISPOSITIVE POWER Series A Shares: None Series B Shares: None
	10	SHARED DISPOSITIVE POWER Series A Shares: 8,798,539 Series B Shares: None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Shares: 8,798,539 Series B Shares: None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Shares: 6.16% Series B Shares: None
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 833636103 (Series A) CUSIP No. 833635105 (Series B)	Page 5 of 21 Pages

1		NAME OF REPORTING PERSONS Calichera Caiman, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Series A Shares: Not Applicable Series B Shares: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Series A Shares: None Series B Shares: None
	8	SHARED VOTING POWER Series A Shares: 8,798,539 Series B Shares: None
	9	SOLE DISPOSITIVE POWER Series A Shares: None Series B Shares: None
	10	SHARED DISPOSITIVE POWER Series A Shares: 8,798,539 Series B Shares: None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Shares: 8,798,539 Series B Shares: None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Shares: 6.16% Series B Shares: None
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 833636103 (Series A) CUSIP No. 833635105 (Series B)	Page 6 of 21 Pages

1		NAME OF REPORTING PERSONS Sociedad de Inversiones Pampa Calichera S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Series A Shares: BK, AF, WC Series B Shares: BK, AF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Series A Shares: None Series B Shares: None
	8	SHARED VOTING POWER Series A Shares: 53,692,691 Series B Shares: 7,007,688
	9	SOLE DISPOSITIVE POWER Series A Shares: None Series B Shares: None
	10	SHARED DISPOSITIVE POWER Series A Shares: 53,692,691 Series B Shares: 7,007,688
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Shares: 53,692,691 Series B Shares: 7,007,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Shares: 37.59% Series B Shares: 5.82%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 833636103 (Series A) CUSIP No. 833635105 (Series B)	Page 7 of 21 Pages

1		NAME OF REPORTING PERSONS Sociedad de Inversiones Oro Blanco S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Series A Shares: BK, AF, WC Series B Shares: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Series A Shares: None Series B Shares: None
	8	SHARED VOTING POWER Series A Shares: 53,692,691 Series B Shares: 7,007,688
	9	SOLE DISPOSITIVE POWER Series A Shares: None Series B Shares: None
	10	SHARED DISPOSITIVE POWER Series A Shares: 53,692,691 Series B Shares: 7,007,688
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Shares: 53,692,691 Series B Shares: 7,007,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Shares: 37.59% Series B Shares: 5.82%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 833636103 (Series A) CUSIP No. 833635105 (Series B)	Page 8 of 21 Pages

1		NAME OF REPORTING PERSONS Potasios de Chile S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Series A Shares: WC, AF* Series B Shares: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Series A Shares: None Series B Shares: None
	8	SHARED VOTING POWER Series A Shares: 18,179,147 Series B Shares: None
	9	SOLE DISPOSITIVE POWER Series A Shares: None Series B Shares: None
	10	SHARED DISPOSITIVE POWER Series A Shares: 18,179,147 Series B Shares: None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Shares: 18,179,147 Series B Shares: None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Shares: 12.73% Series B Shares: Not Applicable
14		TYPE OF REPORTING PERSON (See Instructions) CO

* See Item 6 below regarding spin-off of Potasios de Chile S.A. from Sociedad de Inversiones Pampa Calichera S.A., effective as of April 1, 2011.

SCHEDULE 13D
CUSIP No. 833636103 (Series A) CUSIP No. 833635105 (Series B)	Page 9 of 21 Pages

1		NAME OF REPORTING PERSONS Nitratos de Chile S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Series A Shares: AF Series B Shares: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Series A Shares: None Series B Shares: None
	8	SHARED VOTING POWER Series A Shares: 18,179,147 Series B Shares: None
	9	SOLE DISPOSITIVE POWER Series A Shares: None Series B Shares: None
	10	SHARED DISPOSITIVE POWER Series A Shares: 18,179,147 Series B Shares: None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Shares: 18,179,147 Series B Shares: None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Shares: 12.73% Series B Shares: Not Applicable
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 833636103 (Series A) CUSIP No. 833635105 (Series B)	Page 10 of 21 Pages

1		NAME OF REPORTING PERSONS Norte Grande S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Series A Shares: Not Applicable Series B Shares: AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Series A Shares: None Series B Shares: None
	8	SHARED VOTING POWER Series A Shares: 71,871,838 Series B Shares: 7,007,688
	9	SOLE DISPOSITIVE POWER Series A Shares: None Series B Shares: None
	10	SHARED DISPOSITIVE POWER Series A Shares: 71,871,838 Series B Shares: 7,007,688
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Shares: 71,871,838 Series B Shares: 7,007,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Shares: 50.32% Series B Shares: 5.82%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 833636103 (Series A) CUSIP No. 833635105 (Series B)	Page 11 of 21 Pages

1		NAME OF REPORTING PERSONS Inversiones SQYA Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Series A Shares: Not Applicable Series B Shares: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Series A Shares: None Series B Shares: None
	8	SHARED VOTING POWER Series A Shares: 71,871,838 Series B Shares: 7,007,688
	9	SOLE DISPOSITIVE POWER Series A Shares: None Series B Shares: None
	10	SHARED DISPOSITIVE POWER Series A Shares: 71,871,838 Series B Shares: 7,007,688
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Shares: 71,871,838 Series B Shares: 7,007,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Shares: 50.32% Series B Shares: 5.82%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 833636103 (Series A) CUSIP No. 833635105 (Series B)	Page 12 of 21 Pages

1		NAME OF REPORTING PERSONS Inversiones SQ Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Series A Shares: Not Applicable Series B Shares: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Series A Shares: None Series B Shares: None
	8	SHARED VOTING POWER Series A Shares: 71,871,838 Series B Shares: 7,007,688
	9	SOLE DISPOSITIVE POWER Series A Shares: None Series B Shares: None
	10	SHARED DISPOSITIVE POWER Series A Shares: 71,871,838 Series B Shares: 7,007,688
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Shares: 71,871,838 Series B Shares: 7,007,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Shares: 50.32% Series B Shares: 5.82%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 833636103 (Series A) CUSIP No. 833635105 (Series B)	Page 13 of 21 Pages

1		NAME OF REPORTING PERSONS S.Q. Grand Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Series A Shares: Not Applicable Series B Shares: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Series A Shares: None Series B Shares: None
	8	SHARED VOTING POWER Series A Shares: 71,871,838 Series B Shares: 7,007,688
	9	SOLE DISPOSITIVE POWER Series A Shares: None Series B Shares: None
	10	SHARED DISPOSITIVE POWER Series A Shares: 71,871,838 Series B Shares: 7,007,688
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Shares: 71,871,838 Series B Shares: 7,007,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Shares: 50.32% Series B Shares: 5.82%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 833636103 (Series A) CUSIP No. 833635105 (Series B)	Page 14 of 21 Pages

1		NAME OF REPORTING PERSONS Pacific Atlantic International Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Series A Shares: Not Applicable Series B Shares: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Series A Shares: None Series B Shares: None
	8	SHARED VOTING POWER Series A Shares: 71,871,838 Series B Shares: 7,007,688
	9	SOLE DISPOSITIVE POWER Series A Shares: None Series B Shares: None
	10	SHARED DISPOSITIVE POWER Series A Shares: 71,871,838 Series B Shares: 7,007,688
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Shares: 71,871,838 Series B Shares: 7,007,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Shares: 50.32% Series B Shares: 5.82%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 833636103 (Series A) CUSIP No. 833635105 (Series B)	Page 15 of 21 Pages

1		NAME OF REPORTING PERSONS The Pacific Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Series A Shares: Not Applicable Series B Shares: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Series A Shares: None Series B Shares: None
	8	SHARED VOTING POWER Series A Shares: 71,871,838 Series B Shares: 7,007,688
	9	SOLE DISPOSITIVE POWER Series A Shares: None Series B Shares: None
	10	SHARED DISPOSITIVE POWER Series A Shares: 71,871,838 Series B Shares: 7,007,688
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Shares: 71,871,838 Series B Shares: 7,007,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Shares: 50.32% Series B Shares: 5.82%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 833636103 (Series A) CUSIP No. 833635105 (Series B)	Page 16 of 21 Pages

1		NAME OF REPORTING PERSONS Julio Ponce Lerou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Series A Shares: Not Applicable Series B Shares: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Series A Shares: None Series B Shares: None
	8	SHARED VOTING POWER Series A Shares: 71,871,838 Series B Shares: 7,007,688
	9	SOLE DISPOSITIVE POWER Series A Shares: None Series B Shares: None
	10	SHARED DISPOSITIVE POWER Series A Shares: 71,871,838 Series B Shares: 7,007,688
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Shares: 71,871,838 Series B Shares: 7,007,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Shares: 50.32% Series B Shares: 5.82%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
CUSIP No. 833636103 (Series A) CUSIP No. 833635105 (Series B)	Page 17 of 21 Pages

1		NAME OF REPORTING PERSONS Inversiones La Esperanza (Chile) Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Series A Shares: WC Series B Shares: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Series A Shares: None Series B Shares: None
	8	SHARED VOTING POWER Series A Shares: 3,711,598 Series B Shares: 46,500
	9	SOLE DISPOSITIVE POWER Series A Shares: None Series B Shares: None
	10	SHARED DISPOSITIVE POWER Series A Shares: 3,711,598 Series B Shares: 46,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Shares: 3,711,598 Series B Shares: 46,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Shares: 2.60% Series B Shares: *
14		TYPE OF REPORTING PERSON (See Instructions) PN

* Less than 1%.

SCHEDULE 13D
CUSIP No. 833636103 (Series A) CUSIP No. 833635105 (Series B)	Page 18 of 21 Pages

1		NAME OF REPORTING PERSONS La Esperanza Delaware Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Series A Shares: WC Series B Shares: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Series A Shares: None Series B Shares: None
	8	SHARED VOTING POWER Series A Shares: 3,939,148 Series B Shares: 46,500
	9	SOLE DISPOSITIVE POWER Series A Shares: None Series B Shares: None
	10	SHARED DISPOSITIVE POWER Series A Shares: 3,939,148 Series B Shares: 46,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Shares: 3,939,148 Series B Shares: 46,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Shares: 2.76% Series B Shares: *
14		TYPE OF REPORTING PERSON (See Instructions) CO

* Less than 1%

SCHEDULE 13D
CUSIP No. 833636103 (Series A) CUSIP No. 833635105 (Series B)	Page 19 of 21 Pages

1		NAME OF REPORTING PERSONS Kochi S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Series A Shares: WC Series B Shares: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Series A Shares: None Series B Shares: None
	8	SHARED VOTING POWER Series A Shares: 737,057 Series B Shares: 50,000
	9	SOLE DISPOSITIVE POWER Series A Shares: None Series B Shares: None
	10	SHARED DISPOSITIVE POWER Series A Shares: 737,057 Series B Shares: 50,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Shares: 737,057 Series B Shares: 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Shares: * Series B Shares: *
14		TYPE OF REPORTING PERSON (See Instructions) CO

* Less than 1%.

SCHEDULE 13D
CUSIP No. 833636103 (Series A) CUSIP No. 833635105 (Series B)	Page 20 of 21 Pages

1		NAME OF REPORTING PERSONS Kowa Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Series A Shares: AF Series B Shares: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Series A Shares: None Series B Shares: None
	8	SHARED VOTING POWER Series A Shares: 5,457,634 Series B Shares: 96,500
	9	SOLE DISPOSITIVE POWER Series A Shares: None Series B Shares: None
	10	SHARED DISPOSITIVE POWER Series A Shares: 5,457,634 Series B Shares: 96,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Shares: 5,457,634 Series B Shares: 96,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Shares: 3.82% Series B Shares: *
14		TYPE OF REPORTING PERSON (See Instructions) CO

*Less than 1%

SCHEDULE 13D
CUSIP No. 833636103 (Series A) CUSIP No. 833635105 (Series B)	Page 21 of 21 Pages

1		NAME OF REPORTING PERSONS Yoshihiro Miwa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Series A Shares: Not Applicable Series B Shares: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Series A Shares: None Series B Shares: None
	8	SHARED VOTING POWER Series A Shares: 5,457,634 Series B Shares: 96,500
	9	SOLE DISPOSITIVE POWER Series A Shares: None Series B Shares: None
	10	SHARED DISPOSITIVE POWER Series A Shares: 5,457,634 Series B Shares: 96,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Shares: 5,457,634 Series B Shares: 96,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Shares: 3.82% Series B Shares: *
14		TYPE OF REPORTING PERSON (See Instructions) IN

* Less than 1%.

Item 1.	Security and Issuer

This Amendment No. 5 amends and restates in its entirety the Statement on Schedule 13D originally filed on February 15, 2005, as amended by Amendment No. 1, filed on August 3, 2006,  as amended and restated by Amendment No. 2, filed on February 2, 2007, as amended and restated by Amendment No. 3, filed on September 7, 2007, as amended and restated by Amendment No. 4, filed on November 29, 2007 (as so amended and restated, this “Statement”) and relates to the Series A common shares, without nominal value (“Series A Shares”) and the Series B common shares, without nominal value (“Series B Shares”), of Sociedad Quimica y Minera de Chile S.A., a company organized under the laws of Chile (“SQM”).  The principal executive offices of SQM are located at El Trovador 4285, piso 6, Las Condes, Santiago, Chile.  The purpose of this Amendment No. 5 is to: (i) reflect certain changes in the ownership structure of the Reporting Persons (as defined below), (ii) report purchases and sales of Series A Shares and Series B Shares by certain of the Reporting Persons and (iii) report the entry into of certain arrangements and contracts with respect to the Series A Shares and Series B Shares of SQM, including the Letter Agreement between the Cascadas Shareholders, PCS Shareholders and Kowa Shareholders (each as defined below).

Item 2.	Identity and Background

This Statement is being jointly filed by Inversiones Global Mining (Chile) Limitada (“Global Mining”), Global Mining Investment Inc., Agencia en Chile (“Global Mining Agencia”), Global Mining Investment Inc. (“Global Mining Inc.”), Calichera Caiman, Inc. (“Calichera Caiman”), Sociedad de Inversiones Pampa Calichera S.A. (“Pampa”), Sociedad de Inversiones Oro Blanco S.A. (“Oro”), Potasios de Chile S.A. (“Potasios”), Nitratos de Chile S.A. (“Nitratos”), Norte Grande S.A. (“Norte”), Inversiones SQYA Limitada (“SQYA”), Inversiones SQ Limitada (“SQ”), S.Q. Grand Corp. (“SQ Grand”), Pacific Atlantic International Holding Corporation (“Pacific Atlantic Holding”), The Pacific Trust (“Pacific Trust”), Mr. Julio Ponce Lerou (“Mr. Ponce Lerou”) (collectively, the “Ponce Lerou Reporting Persons”) and Inversiones La Esperanza (Chile) Ltda. (“La Esperanza (Chile)”), La Esperanza Delaware Corporation (“La Esperanza Delaware”), Kochi S.A. (“Kochi”), Kowa Company Ltd. (“Kowa”), and Mr. Yoshihiro Miwa (“Mr. Yoshihiro Miwa”) (collectively, the “Grupo Miwa Reporting Persons”).  A joint filing agreement has been filed jointly by the Ponce Lerou Reporting Persons and the Grupo Miwa Reporting Persons as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended.

Each of Global Mining, Global Mining Agencia, Global Mining Inc., Calichera Caiman, Pampa, Oro, Potasios, Nitratos, Norte, SQYA, SQ, SQ Grand, Pacific Atlantic Holding, Pacific Trust, Mr. Ponce Lerou, La Esperanza (Chile), La Esperanza Delaware, Kochi, Kowa, and Mr. Yoshihiro Miwa is individually a “Reporting Person” and are collectively the “Reporting Persons.”

Global Mining

Global Mining is a limited liability partnership (sociedad de responsabilidad limitada) organized under the laws of the Republic of Chile. The address of the principal office of Global Mining is El Trovador 4285, piso 11, Las Condes, Santiago, Republic of Chile. The principal business activity of Global Mining is to act as a holding company for the investment in SQM. As of the date of this Statement, Global Mining Agencia was the owner of substantially all of the limited liability partner interests of Global Mining.

Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer of Global Mining.

Global Mining Agencia

Global Mining Agencia is the Chilean branch (agencia) of Global Mining Inc., organized under the laws of the Republic of Chile. The address of the principal office of Global Mining Agencia is El Trovador 4285, piso 11, Las Condes, Santiago, Republic of Chile. The principal business activity of Global Mining Agencia is to act as a holding company for the investment in SQM.

Set forth on Schedule B to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Global Mining Agencia.

Global Mining Inc.

Global Mining Inc. is a corporation organized under the laws of the Republic of Panama. The address of the principal office of Global Mining Inc. is Calle 61 Este, Panama City, Republic of Panama. The principal business activity of Global Mining Inc. is to act as a holding company for the investment in SQM. Global Mining Inc. is a wholly-owned subsidiary of Calichera Caiman.

Set forth on Schedule C to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Global Mining Inc.

Calichera Caiman

Calichera Caiman is a corporation organized under the laws of the Republic of Panama. The address of the principal office of Calichera Caiman is Calle 61 Este, Panama City, Republic of Panama. The principal business activity of Calichera Caiman is to act as a holding company for the investment in SQM. As of the date of this Statement, Pampa was the owner of record of approximately 99.99% of the outstanding share capital of Calichera Caiman.

Set forth on Schedule D to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Calichera Caiman.

Pampa

Pampa is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of Pampa is El Trovador 4285, piso 11, Las Condes, Santiago, Republic of Chile. The principal business activity of Pampa is to act as a holding company for the investment in SQM. As of the date of this Statement, Oro was the owner of record of approximately 88.64% of the outstanding share capital of Pampa and Potasios was the owner of record of approximately 10.07% of the outstanding share capital of Pampa.

Set forth on Schedule E to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Pampa.

Oro

Oro is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of Oro is El Trovador 4285, piso 11, Las Condes, Santiago, Republic of Chile. The principal business activity of Oro is to act as a holding company for the investment in SQM. As the date of this Statement, Norte is the owner of record of approximately 76.82% of the outstanding share capital of Oro.

Set forth on Schedule F to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Oro.

Potasios

Potasios is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of Potasios is El Trovador 4285, piso 11, Las Condes, Santiago, Republic of Chile. The principal business purpose of Potasios is to act as a holding company for the investment in SQM. As of the date of this Statement, Nitratos is the owner of record of approximately 98.89% of the outstanding share capital of Potasios.

Set forth on Schedule G to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Potasios.

Nitratos

Nitratos is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of Nitratos is El Trovador 4285, piso 11, Las Condes, Santiago, Republic of Chile. The principal business purpose of Nitratos is to act as a holding company for the investment in SQM. As of the date of this Statement, Norte is the owner of record of approximately 76.34% of the outstanding share capital of Nitratos.

Set forth on Schedule H to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Nitratos.

Norte

Norte is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of Norte is El Trovador 4285, piso 11, Las Condes, Santiago, Republic of Chile. The principal business activity of Norte is to act as a holding company for the investment in SQM. As the date of this Statement, SQYA is the owner of record of approximately 67.59% of the outstanding share capital of Norte.

Set forth on Schedule I to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Norte.

SQYA

SQYA (formerly Inversiones SQYA S.A.) is a limited liability partnership (sociedad de responsabilidad limitada) organized under the laws of the Republic of Chile. The address of the principal office of SQYA is Campos de Deportes 780, Ñuñoa, Santiago, Republic of Chile. The principal business activity of SQYA is to act as a holding company for the investment in SQM. As of the date of this Statement, SQ is the owner of record of approximately 99.99% of the outstanding share capital of SQYA.

Set forth on Schedule J to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer of SQYA.

SQ

SQ (formerly Inversiones SQ S.A.) is a limited liability partnership (sociedad de responsabilidad limitada) organized under the laws of the Republic of Chile. The address of the principal office of SQ is Campos de Deportes 780, Ñuñoa Santiago, Republic of Chile. The principal business purpose of SQ is to serve as a holding company for the investment in SQM. As of the date of this Statement, SQ Grand is the owner of substantially all of the outstanding share capital of SQ.

Set forth on Schedule K to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer of SQ.

SQ Grand

SQ Grand is a corporation organized under the laws of the Republic of Panama. The address of the principal office of SQ Grand is Avenue Samuel Lewis y Calle 54 Este, Panama City, Republic of Panama. The principal business activity of SQ Grand is to serve as a holding company for the investment in SQM. As of the date of this Statement, Pacific Atlantic Holding is the owner of record of 100% of the outstanding share capital of SQ Grand.

Set forth on Schedule L to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of SQ Grand.

Pacific Atlantic Holding

Pacific Atlantic Holding is a corporation organized under the laws of the Republic of Panama. The address of the principal office of Pacific Atlantic Holding is Avenue Samuel Lewis y Calle 54 Este, Panama City, Republic of Panama. The principal business activity of Pacific Atlantic Holding is to act as a holding company for the investment in SQM. As of the date of this Statement, Pacific Trust is the owner of record of 100% of the outstanding share capital of Pacific Atlantic Holding.

Set forth on Schedule M to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Pacific Atlantic Holding.

Pacific Trust

Pacific Trust is formed under the laws of the British Virgin Islands. The address of the principal office of Pacific Trust is care of Alfaro, Ferrer & Ramirez (BVI) at The Lake Building, 1st Floor, Road Town, Tortola, British Virgin Islands. Pacific Trust has no assets or operations other than holding the shares of Pacific Atlantic Holding. Alfaro, Ferrer & Ramirez (BVI) is the trustee of Pacific Trust. Mr. Ponce Lerou has the power to direct the administration of Pacific Trust.

Mr. Ponce Lerou

Mr. Ponce Lerou is a citizen of the Republic of Chile. He resides at Luis Carrera No. 2700-A, Apartment 403, Vitacura, Santiago, Chile.

La Esperanza (Chile)

La Esperanza (Chile) is a limited liability partnership (sociedad de responsabilidad limitada) organized under the laws of the Republic of Chile. The address of the principal office of La Esperanza (Chile) is Avenida Apoquindo 3472, of 1201, Santiago, Chile.  The principal business activity of La Esperanza (Chile) is to act as a holding company for the investment in SQM. As of the date of this Statement, La Esperanza Delaware is the owner of substantially all of the outstanding share capital of La Esperanza (Chile).

Set forth on Schedule N to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of La Esperanza (Chile).

La Esperanza Delaware

La Esperanza Delaware is a corporation organized under the laws of Delaware. The address of the principal office of La Esperanza Delaware is 55 East 59th Street, Suite 19A, New York, New York 10022.  The principal business activity of La Esperanza Delaware is to act as a holding company for investment purposes. La Esperanza Delaware is a wholly-owned subsidiary of Kowa.

Set forth on Schedule O to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of La Esperanza Delaware.

Kochi

Kochi is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of Kochi is Avenida Apoquindo 3472, of 1201, Santiago, Republic of Chile. The principal business activity of Kochi is to serve as a holding company for investment purposes. As of the date of this Statement, Kowa is the owner of substantially all of the outstanding share capital of Kochi.

Set forth on Schedule P to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Kochi.

Kowa

Kowa is a corporation, organized under the laws of Japan.  The address of the principal office of Kowa is 6-29, Nishiki 3-Chome, Naka-ku, Nagoya, Japan.  The principal business activity of Kowa is to act as a holding company for investment purposes. Kowa is directly owned and controlled by Mr. Yoshihiro Miwa.

Set forth on Schedule Q to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Kowa.

Mr. Yoshihiro Miwa

Mr. Yoshihiro Miwa is a citizen of Japan. He resides at 6-29, Nishiki 3-Chome, Naka-ku, Nagoya, Japan.  Mr. Yoshihiro Miwa serves as President of Kowa.

Mr. Takayasu Miwa was a Reporting Person in the Statement filed on November 27, 2007. Effective January 14, 2013, Mr. Takayasu Miwa ceased to be the chairman of Kowa and as a result Mr. Takayasu Miwa ceased to be a Reporting Person.  This Amendment No. 5 constitutes the exit filing for Mr. Takayasu Miwa.

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedules A through Q to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, except as disclosed below, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On September 2, 2014, the Chilean regulator of the securities and insurances market (the Superintendencia de Valores y Seguros or the “SVS”) sanctioned Mr. Aldo Motta Camp with a fine of 600,000 Unidades de Fomento (approximately Ch$14,463,912,000 on such date) for alleged infringements of the Chilean Corporations Act (Law No 18,046) (the “Chilean Corporations Act”) and the Chilean Securities Act (Law No 18,045) (the “Chilean Securities Act”) for actions that Mr. Motta would have taken during 2010 and 2011 while he was serving as General Manager of Oro Blanco, Pampa and Norte Grande.

Mr. Motta has contested the legality of such sanction through a civil proceeding (acción de reclamación de multa) being heard at the Fifteenth Civil Court of Santiago, Chile.

On the same date, the SVS sanctioned Mr. Patricio Contesse Fica with a fine of 60,000 Unidades de Fomento (approximately Ch$1,446,391,200 on the such date), for alleged infringements of the Chilean Corporations Act for actions that Mr. Contesse would have taken in 2011 when he was serving as General Manager of Potasios.

Mr. Contesse has contested the legality of such sanctions through a civil proceeding (acción de reclamación de multa) being heard at the Second Civil Court of Santiago, Chile.

On the same date, the SVS sanctioned Mr. Julio Ponce Lerou with a fine of 1,700,000 Unidades de Fomento (approximately Ch$40,981,084,000 on such date) for alleged infringements of the Chilean Corporations Act and the Chilean Securities Act for actions that Mr. Ponce Lerou would have taken during 2010 and 2011 when he was serving as Chairman of the Boards of Directors of Oro, Pampa and Norte Grande and for actions that Mr. Ponce Lerou would have taken during 2011 when he was serving as Chairman of the Board of Directors of Potasios. .
Mr. Ponce Lerou has contested the legality of such sanctions through a civil proceeding (acción de reclamación de multa) being heard at the Eighteenth Civil Court of Santiago, Chile.

On September 30, 2015, the SVS sanctioned Mr. Patricio Contesse Fica with a fine of 1,000 Unidades de Fomento (approximately Ch$25.346.890 on such date) for alleged infringements of the Chilean Corporations Act and the Chilean Securities Act for actions that Mr. Contesse would have taken in 2015 when he was serving as director of SQM.

Mr. Contesse has contested the legality of such sanctions through a civil proceeding (acción de reclamación de multa) being heard at the Second Civil Court of Santiago, Chile.

On the same date, the SVS sanctioned Mr. Julio Ponce Lerou with a fine of 1,000 Unidades de Fomento (approximately Ch$25.346.890 on such date) for alleged infringements of the Chilean Corporations Act and the Chilean Securities Act for actions that Mr. Ponce Lerou would have taken in 2015 when he was serving as the Chairman of the Board of Directors of SQM.

Mr. Ponce Lerou has contested the legality of such sanctions through a civil proceeding (acción de reclamación de multa) being heard at the Eighteenth Civil Court of Santiago, Chile.

Item 3.	Source and Amount of Funds or Other Consideration

Ponce Lerou Reporting Persons

On December 21, 2004, Pampa acquired 6,000,000 Series A Shares on the Chilean Stock Exchange for an aggregate purchase price of Ch$24,006,000,000. Yara loaned Pampa the funds necessary to complete the acquisition. In order to secure the loan from Yara, Pampa issued notes to Yara in the amount of US$43,000,000 (the “Notes”). On January 10, 2005, Pampa repaid Yara the full amount due under the Notes with the proceeds of a loan from Banco BCI.  On May 30, 2006, Pampa repaid Banco BCI US$3,000,000 and on February 14, 2007, with proceeds from notes issued by SQYA to Banco BCI, repaid Banco BCI the remaining US$40,000,000.

On January 14, 2005, SQYA acquired 6,145,092 Series A Shares on the Chilean Stock Exchange for an aggregate purchase price of Ch$24,592,658,184. Yara and Banco BCI loaned SQYA the funds necessary to complete the acquisition. In order to secure the loans from Yara and Banco BCI, SQYA issued notes to Yara and Banco BCI in the amounts of US$30,000,000 and US$20,000,000, respectively. The notes issued to Yara mature on December 21, 2015 and accrue interest at an annual rate of 6.65%. The notes issued to Banco BCI mature on May 30, 2011 and accrue interest at an annual rate of 6.40%.  On March 6, 2007, SQYA repaid the amount under the notes issued to Yara and on February 14, 2007, repaid US$8,900,000 in principal under the notes issued to Banco BCI.

Pampa originally acquired ownership of 53,557,332 Series A Shares prior to SQM’s registration with the Securities Exchange Commission with funds received from bank loans and capital contributions of its affiliates.

On June 4, 2006, Pampa initiated a tender offer in Chile for Series B Shares. The tender offer was consummated on July 3, 2006, and in connection with the tender offer Pampa acquired 6,207,539 Series B shares for an aggregate purchase price of Ch$35,072,595,350. The source of funds for the acquisition of shares include (i) affiliate contributions in the amount of Ch$13,602,595,350; (ii) a loan from Banco Santander Santiago in the amount of US$30,000,000, which was repaid on February 14, 2007; (iii) a loan from Banco BCI in the amount of US$6,500,000, which was repaid on February 14, 2007 and (iv) a loan from Banco Corpbanca in the amount of US$6,500,000, which was repaid on February 14, 2007.

On various dates from November 8, 2006 to December 20, 2006, Pampa purchased on the open market 7,758,446 Series B Shares for an aggregate purchase price of Ch$55,507,557,750.  The source of funds for the acquisition of these shares was (i) a loan from Banco Santander Santiago in the amount of US$14,495,000, which was repaid on February 14, 2007; (ii) a loan from BCI in the amount of US$8,500,000, which was repaid on February 14, 2007; (iii) a loan from Banco Scotiabank in the amount of US$30,000,000, which was repaid on February 14, 2007, (iv) a loan from Banco Corpbanca in the amount of US$24,256,000, which was repaid on February 14, 2007 and (v) a capital increase on December 12, 2006 which raised approximately US$37,600,000 of which US$27,749,000 was used for the acquisition of shares.

On March 20, 2007, on the Chilean Stock Exchange SQYA sold 5,535,000 Series A Shares for an aggregate purchase price of Ch$41,057,161,283 and Pampa acquired 5,500,000 Series A Shares for an aggregate price of Ch$41,041,733,063.  Pampa’s source of funds for this acquisition was its February 17, 2007 issuance of US$250,000,000 7.75% Senior Secured Notes due 2022 (the “Senior Notes”).  Interest on the Senior Notes will be paid semi-annually in arrears on February 14 and August 14 of each year, beginning August 14, 2007.  The principal will be repaid in five equal installments of 20% of the original principal amount on February 14, 2018, February 14, 2019, February 14, 2020, February 14, 2021 and February 14, 2022.

On May 8, 2007, Mr. Ponce Lerou sold 17,026 Series A Shares for an aggregate amount of Ch$150,341,283.  On May 17, 2007, SQYA sold and Global Mining purchased on the Chilean Stock Exchange 610,092 Series A Shares for an aggregate amount of Ch$5,402,974,752. Global Mining’s source of funds for this purchase was cash dividends paid on the Series A Shares it holds.

On May 30, 2007 and May 31, 2007, Global Mining purchased on the Chilean Stock Exchange 102,122 Series A Shares and 209,494 Series A Shares, respectively.  The aggregate price for these shares were Ch$8,850 and Ch$8,900, respectively.  Global Mining’s source of funds for these purchases was cash dividends paid on the Series A Shares it holds.

On June 1, 2007 and June 4, 2007, Pampa sold on the Chilean Stock Exchange 50,567 Series B Shares and 137,166 Series B Shares, respectively. The proceeds from these sales were Ch$435,056,259 and Ch$1,187,453,463, respectively.

On July 26, 2007, Pampa sold on the Chilean Stock Exchange 2,300,000 Series B Shares for an aggregate amount of Ch$18,329,896,000.  On that same date, Global Mining purchased on the Chilean Stock Exchange 2,300,000 Series A Shares for an aggregate purchase price of Ch$22,166,043,000.  The source of funds for this purchase was the proceeds from the sale by Pampa of the 2,300,000 Series B Shares and proceeds from the issuance of the Senior Notes.

As described in Schedule R, on various dates from August 1, 2007 to August 20, 2007, Global Mining purchased on the Chilean Stock Exchange 3,453,755 Series A Shares for an aggregate purchase price of Ch$35,859,600,744. Global Mining’s source of funds for these purchases was cash dividends paid on the Series A Shares it holds.

As described in Schedule S, on various dates from August 24, 2007 to September 4, 2007, Pampa purchased on the Chilean Stock Exchange 1,011,840 Series B Shares for an aggregate purchase price of Ch$8,354,641,755. Pampa’s source of funds for these purchases was cash dividends paid on the Series A Shares and Series B Shares it holds and capital contributions from its affiliates.

As described in Schedule T, on various dates from October 12, 2007 to October 23, 2007, Pampa sold on the Chilean Stock Exchange 500,000 Series B Shares for an aggregate selling price of Ch$4,791,349,223.

On November 12, 2007 and November 19, 2007, Pampa purchased on the Chilean Stock Exchange 324,992 Series B Shares and 175,008 Series B Shares for an aggregate purchase price of Ch$2,819,305,600 and Ch$1,513,801,699, respectively. Pampa’s source of funds for these purchases was the proceeds from the liquidation of financial instruments owned by Pampa.

As described in Schedule U, on various dates from March 28, 2008 to April 9, 2008, Pampa sold on the Chilean Stock Exchange 850,000 Series B Shares for an aggregate selling price of Ch$9,664,077,397.

On May 22, 2008, Pampa purchased on the Chilean Stock Exchange 850,000 Series B Shares for an aggregate purchase price of Ch$13,549,280,500. Pampa’s source of funds for this purchase was the proceeds from the liquidation of financial instruments owned by Pampa.

As described on Schedule V, on various dates from October 28, 2009 to December 21, 2009, Pampa purchased on the Chilean Stock Exchange 4,017,543 Series B Shares for an aggregate purchase price of Ch$78,190,800,498. Pampa’s source of funds for these purchases was the proceeds from the liquidation of financial instruments owned by Pampa. As described on Schedule V, on various dates from October 14, 2009 to January 14, 2010, Pampa sold on the Chilean Stock Exchange 9,290,506 Series B Shares for an aggregate selling price of Ch$182,909,850,748.

From March 22, 2010 to March 25, 2010, Pampa purchased on the Chilean Stock Exchange 2,300,000 Series B Shares for an aggregate purchase price of Ch$46,020,151,000. Pampa’s source of funds for these purchases was the proceeds from the liquidation of financial instruments owned by Pampa.

On March 30, 2010, Pampa sold on the Chilean Stock Exchange 1,900,000 Series B Shares for an aggregate selling price of Ch$37,818,493,000.

On various dates from April 9, 2010 to May 6, 2010, Pampa purchased on the Chilean Stock Exchange 2,526,645 Series B Shares for an aggregate purchase price of Ch$48,568,162,087. Pampa’s source of funds for these purchases was the proceeds from the liquidation of financial instruments owned by Pampa. On April 20, 2010 and April 28, 2010, Pampa sold on the Chilean Stock Exchange 500,000 Series B Shares and 1,000,000 Series B Shares for an aggregate selling price of Ch$9,765,000,000 and Ch$18,939,000,000, respectively.

From August 3, 2010 to August 6, 2010, Pampa sold on the Chilean Stock Exchange 140,000 Series B Shares for an aggregate selling price of Ch$2,811,073,850.

On September 13, 2010, September 23, 2010 and September 30, 2010, Pampa purchased on the Chilean Stock Exchange 400,000 Series B Shares for an aggregate purchase price of Ch$2,310,100,000, Ch$4,734,000,000 and Ch$2,352,511,000, respectively. Pampa’s sources of funds for these purchases were: (i) for the September 13, 2010 purchase, the repayment of an intercompany loan repaid by Global Mining and (ii) for the September 23, 2010 and September 30, 2010 purchases, the proceeds from the liquidation of financial instruments owned by Pampa.

As described in Schedule W, on various dates from October 6, 2010 to January 3, 2011, Norte purchased on the Chilean Stock Exchange 1,278,178 Series B Shares for an aggregate purchase price of Ch$32,658,867,658. Norte’s sources of funds for these purchases were the proceeds from the sale of Oro shares owned by Norte and the proceeds from the liquidation of financial instruments owned by Norte.

On December 23, 2010, Oro purchased on the Chilean Stock Exchange 2,500,000 Series A Shares for an aggregate purchase price of Ch$67,367,350,000. Oro’s sources of funds for this purchase were bank overdraft lines of credit contracted by Oro. On the same date, Pampa sold on the Chilean Stock Exchange 2,500,000 Series A Shares for an aggregate selling price of Ch$67,367,350,000. On December 24, 2010, Oro sold on the Chilean Stock Exchange 2,500,000 Series A Shares for an aggregate amount of Ch$69,500,000,000. On the same date, Pampa purchased on the Chilean Stock Exchange 2,503,721 Series A Shares for an aggregate price of Ch$69,602,317,126. Pampa’s sources of funds for this purchase were the proceeds from the sale by Pampa of Series A Shares and from the liquidation of financial instruments owned by Pampa.

On January 5, 2011, Pampa purchased on the Chilean Stock Exchange 143,000 Series B Shares for an aggregate purchase of Ch$4,039,545,510. Pampa’s sources of funds for this purchase were the repayment of an intercompany loan repaid by Global Mining.

On January 14, 2011, Oro purchased on the Chilean Stock Exchange 2,500,000 Series A Shares for an aggregate purchase price of Ch$69,500,000,000. Oro’s sources of funds for this purchase were bank overdraft lines of credit contracted by Oro. On the same date, Pampa sold on the Chilean Stock Exchange 2,500,000 Series A Shares for an aggregate selling price of Ch$69,500,000,000. On January 17, 2011, Oro sold on the Chilean Stock Exchange 2,500,000 Series A Shares for an aggregate amount of Ch$69,625,000,000. On the same date, Pampa purchased on the Chilean Stock Exchange 2,500,000 Series A Shares for an aggregate price of Ch$69,500,000,000. Pampa’s sources of funds for this purchase were the proceeds from the sale by Pampa of Series A Shares and Pampa’s working capital.

On January 25, 2011 and January 26, 2011, Norte sold on the Chilean Stock Exchange 1,262,178 Series B Shares and 16,000 Series B Shares, respectively. The proceeds from these sales were Ch$33,069,202,440 and Ch$419,200,000, respectively.

On February 9, 2011 and March 4, 2011, Pampa purchased on the Chilean Stock Exchange 2,865,154 Series B Shares and 486,651 Series B Shares for an aggregate purchase price of Ch$80,367,569,700 and Ch$13,313,661.796, respectively. Pampa’s sources of funds for these purchases were: (i) for the February 9, 2011 purchase, the proceeds from the liquidation of financial instruments owned by Pampa and an intercompany loan granted by SQ, and (ii) for the March 4, 2011 purchase, financing provided by the broker involved in the transaction.

On March 29, 2011, Oro purchased on the Chilean Stock Exchange 5,000,000 Series A Shares for an aggregate price of Ch$135,692,500,000. Oro’s sources of funds for this purchase were an intercompany loan granted by Pampa and Oro’s working capital. On the same date, Global Mining sold on the Chilean Stock Exchange 5,000,000 Series A Shares for an aggregate amount of Ch$135,500,000,000.

On August 17, 2011, the shareholders of Pampa approved the division of Pampa, resulting in the creation and spin-off of Potasios, with legal effect from April 1, 2011. Pursuant to this decision, shareholders of Pampa received shares of Potasios pro rata to their interests in Pampa. The principal business purpose of Potasios is to act as a holding company for the investment in SQM. As part of the spin-off, on August 17, 2011 Pampa transferred 13,179,147 Series A Shares and 156,780 Series B Shares to Potasios.

On October 20, 2011, Potasios purchased on the Chilean Stock Exchange 5,000,000 Series A Shares for an aggregate purchase price of Ch$145,000,000,000. Potasios’ source of funds for this purchase was the repayment of an intercompany loan by Oro and Potasios’ working capital. On the same date, Oro sold on the Chilean Stock Exchange 5,000,000 Series A Shares for an aggregate amount of Ch$145,000,000,000.

From January 28, 2013 through January 30, 2013, Potasios sold on the Chilean Stock Exchange 156,780 Series B Shares for an aggregate amount of Ch$4,205,435,711.

On various dates from April 26, 2013 to May 17, 2013, Pampa sold on the Chilean Stock Exchange 2,444,475 Series B Shares for an aggregate selling price of Ch$56,819,206,786.

On various dates from July 9, 2013 to August 5, 2013, Pampa sold on the Chilean Stock Exchange 2,539,636 Series B Shares for an aggregate selling price of Ch$46,447,166,863.

On December 9, 2013 and December 10, 2013, Pampa sold on the Chilean Stock Exchange 200,000 Series B Shares and 50,000 Series B Shares for an aggregate selling price of Ch$2,509,560,000 and Ch$628,488,500, respectively.

On various dates from April 14, 2014 to April 25, 2014, Pampa purchased on the Chilean Stock Exchange 25,375 Series A Shares for an aggregate purchase price of Ch$448,193,954. Pampa’s source of funds for these purchases was the proceeds from the liquidation of financial instruments owned by Pampa.

On July 8, 2014, July 29, 2014 and September 26, 2014, Pampa purchased on the Chilean Stock Exchange 12,000 Series A Shares, 7,326 Series A Shares and 4,499 Series A Shares for an aggregate purchase price of Ch$199,800,000, Ch$117,019,736 and Ch$69,879,143, respectively. Pampa’s source of funds for these purchases was the proceeds from the liquidation of financial instruments owned by Pampa.

On various dates from March 2, 2015 to April 9, 2015, Pampa purchased on the Chilean Stock Exchange 19,748 Series A Shares and 298,544 Series B Shares for an aggregate purchase price of Ch$308,820,853 and Ch$3,447,384,963, respectively. Pampa’s source of funds for these purchases was the proceeds from the liquidation of financial instruments owned by Pampa.

On March 20, 2015, Pampa sold on the Chilean Stock Exchange 298,544 Series B Shares for an aggregate selling price of Ch$3,602,646,511.

As described in Schedule X, on various dates from July 7, 2015 to August 11, 2015, Pampa purchased on the Chilean Stock Exchange 42,263 Series A Shares for an aggregate purchase price of Ch$660,979,228. Pampa’s source of funds for these purchases was the proceeds from the liquidation of financial instruments owned by Pampa.

As described in Schedule Y, on various dates from September 1, 2015 to October 15, 2015, Pampa purchased on the Chilean Stock Exchange 10,752 Series A Shares for an aggregate purchase price of Ch$175,871,767. Pampa’s source of funds for these purchases was the proceeds from the liquidation of financial instruments owned by Pampa.

On December 29, 2015, Pampa purchased on the Chilean Stock Exchange 767 Series A Shares for an aggregate purchase price of Ch$13,984,351. Pampa’s source of funds for this purchase was the proceeds from the liquidation of financial instruments owned by Pampa.

From January 12, 2016 to January 14, 2016, Pampa purchased on the Chilean Stock Exchange 600 Series A Shares for an aggregate purchase price of Ch$10,947,355. Pampa’s source of funds for these purchases was the proceeds from the liquidation of financial instruments owned by Pampa.

On various dates from February 2, 2016 to February 15, 2016, Pampa purchased on the Chilean Stock Exchange 5,621 Series A Shares for an aggregate purchase price of Ch$97,355,924. Pampa’s source of funds for these purchases was the proceeds from the liquidation of financial instruments owned by Pampa.

On various dates from March 7, 2016 to April 8, 2016, Pampa purchased on the Chilean Stock Exchange 4,193 Series A Shares for an aggregate purchase price of Ch$71,004,931. Pampa’s source of funds for these purchases was the proceeds from the liquidation of financial instruments owned by Pampa.

On April 27, 2016, May 23, 2016 and June 1, 2016, Pampa purchased on the Chilean Stock Exchange 400 Series A Shares, 31 Series A Shares and 1,747 Series A Shares for an aggregate purchase price of Ch$7,040,000, Ch$530,100 and Ch$30,038,704, respectively. Pampa’s source of funds for these purchases was the proceeds from the liquidation of financial instruments owned by Pampa.

Grupo Miwa Reporting Persons

On August 4, 1987 and April 6, 1999, Kochi acquired 714,084 Series A Shares and 50,000 Series B Shares, respectively.  On various dates from June 10, 1994 to May 17, 1998, Inversiones La Esperanza (Chile) acquired 3,589,387 Series A Shares.  On April 7, 1999 La Esperanza Delaware acquired 207,550 Series A Shares.  On August 22, 2000, Kowa acquired 781,429 Series A Shares. The source of the funds for these purchases was working capital of Kochi, Inversiones La Esperanza (Chile) and La Esperanza Delaware.

On November 26, 2008, June 3, 2009 and November 3, 2014 Inversiones La Esperanza (Chile) acquired 54,590, 50,000 and 17,621 Series A Shares, respectively, for an aggregate total of 122,211 Series A Shares. The source of funds for these purchases was working capital of Inversiones La Esperanza (Chile).

On March 12, 2010, La Esperanza Delaware acquired 20,000 Series A Shares. The source of funds for this purchase was working capital of Inversiones La Esperanza (Chile).

On May 16, 2012 and August 8, 2013, Kochi acquired 8,153 and 14,820 Series A Shares, respectively, for an aggregate total of 22,973 Series A Shares. The source of funds for these purchases was working capital of Kochi.

On June 18, 2015, Inversiones La Esperanza (Chile) acquired 46,500 Series B Shares. The source of funds for this purchase was working capital of Inversiones La Esperanza (Chile).

Item 4.	Purpose of Transaction

The Reporting Persons undertook the purchases and sales of Series A and Series B Shares listed above in Item 3 in order to increase their interest in SQM and for investment purposes.

Pampa purchased the Series B Shares on July 3, 2006 in order to increase Mr. Ponce Lerou’s indirect combined ownership in SQM to over 25% for investment purposes so that he would be deemed, solely for purposes of Chilean law, as a “controlling shareholder” under Articles No. 97 and No. 99 of the Chilean Securities Market Law. The acquisition by Pampa of the Series B Shares, however, did not materially affect the Ponce Lerou Reporting Persons’ control rights over SQM since the Series B Shares have limited voting rights (holders of Series B Shares elect one of eight members of the Board of Directors (the “Series B Director”) and vote together with the Series A Shares on other matters).  Although being deemed as a “controlling shareholder” for purposes of Chilean law does not provide additional control rights, it does result, under Chilean corporate law, in the “controlling shareholder” not being required to extend a mandatory public tender offer upon subsequent purchases of securities of the Company.

Pampa purchased additional Series B Shares for investment purposes on the open market on various dates ranging from November 8, 2006 to December 20, 2006, and on December 22, 2006, entered into the Kowa Shareholders Agreement, as described in Item 6 hereof, in order to maintain Mr. Ponce Lerou’s position of “controlling shareholder” under Articles No. 97 and No. 99 of the Chilean Securities Market Law.  For the reasons described in the preceding paragraph, these transactions did not materially affect the Reporting Persons’ control rights over SQM.  The Reporting Persons’ combined ownership of 11.64% of the Series B Shares does not allow them to materially influence the election of the Series B Director and their increased ownership, on a combined basis, of Series A and Series B Shares from 27.33% (in the case of the Ponce Lerou Reporting Persons) to 32.30% does not materially increase their voting power with respect to other matters.

The March 20, 2007 sale of Series A Shares by SQYA on the open market and the corresponding open market purchase of Series A Shares by Pampa on that date were for investment purposes.  The May 8, 2007 sale of Series A Shares by Mr. Ponce Lerou on the open market was for investment purposes.

The May 17, 2007 sale of Series A Shares by SQYA on the open market and the corresponding open market purchase of Series A Shares by Global Mining on that date were for investment purposes.  The May 30, 2007 and May 31, 2007 purchases of Series A Shares by Global Mining on the open market were for investment purposes.  The June 1, 2007, June 4, 2007 and July 26, 2007 sales of Series B Shares by Pampa on the open market were for investment purposes. The open market acquisitions of Series A Shares by Global Mining on July 26, 2007 and between August 1, 2007 and August 20, 2007 and the open market acquisitions of Series B Shares by Pampa from August 24, 2007 to September 4, 2007, as well as the open market sales of Series B Shares by Pampa from October 12, 2007 to October 23, 2007 were also for investment purposes.

The November 12, 2007 and November 19, 2007 open market purchases by Pampa of Series B Shares were for investment purposes. The open market sales from March 28, 2008 to April 9, 2008 of Series B Shares by Pampa were for investment purposes.  The May 22, 2009 purchase of Series B Shares by Pampa was for investment purposes. The open market purchases from October 28, 2009 to December 21, 2009 of Series B Shares by Pampa were for investment purposes. The open market sales from October 14, 2009 to January 14, 2010 of Series B Shares by Pampa were for investment purposes. The open market purchases from March 22, 2010 to March 25, 2010 by Pampa of Series B Shares were for investment purposes. The March 30, 2010 open market sale by Pampa of Series B Shares was for investment purposes. The open market purchases from April 9, 2010 to May 6, 2010 by Pampa of Series B Shares and the April 20, 2010 and April 28, 2010 open market sales by Pampa of Series B Shares were for investment purposes. The open market sales from August 3, 2010 to August 6, 2010 by Pampa of Series B Shares were for investment purposes. The September 13, 2010, September 23, 2010 and September 30, 2010 open market purchases by Pampa of Series B Shares were for investment purposes. The open market purchases from October 6, 2010 to January 3, 2011 by Norte of Series B Shares were for investment purposes. The December 23, 2010 purchase by Oro of Series A Shares and corresponding sale of Series A Shares by Pampa on the same date were for investment purposes. The December 24, 2010 sale by Oro of Series A Shares and corresponding purchase of Series A Shares by Pampa on the same date were for investment purposes.

The January 5, 2011 open market purchase of Series B Shares by Pampa was for investment purposes. The January 14, 2011 purchase by Oro of Series A Shares and corresponding sale by Pampa of Series A Shares on the same date were for investment purposes. The January 17, 2011 sale by Oro of Series A Shares and corresponding purchase by Pampa of Series A Shares on the same date were for investment purposes. The January 25, 2011 and January 26, 2011 open market sale by Norte of Series B Shares were for investment purposes. The February 9, 2011 and March 4, 2011 open market purchases by Pampa of Series B Shares were for investment purposes. The March 29, 2011 purchase by Oro of Series A Shares and the corresponding sale by Global Mining of Series A Shares on the same date was for investment purposes. The October 20, 2011 purchase by Potasios of Series A Shares and the corresponding sale by Oro of Series A Shares on the same date were for investment purposes. The open market sales by Potasios of Series B Shares from January 28, 2013 to January 30, 2013 were for investment purposes. The open market sales from April 26, 2013 to May 17, 2013 by Pampa of Series B Shares were for investment purposes. The open market sales from July 9, 2013 to August 5, 2013 by Pampa of Series B Shares were for investment purposes. The December 9, 2013 and December 10, 2013 open market sales by Pampa of Series B Shares were for investment purposes.

The open market purchases from April 14, 2014 to April 25, 2014 by Pampa of Series A Shares were for investment purposes. The July 8, 2014, July 29, 2014 and September 26, 2014 open market purchases by Pampa of Series A Shares were for investment purposes. The open market purchases from March 2, 2015 to April 9, 2015 by Pampa of Series B Shares were for investment purposes. The March 20, 2015 open market sale of Series B Shares by Pampa was for investment purposes. The open market purchases from July 7, 2015 to August 11, 2015 by Pampa of Series A Shares were for investment purposes. The open market purchases from September 1, 2015 to October 15, 2015 by Pampa of Series A Shares were for investment purposes. The December 29, 2015 open market purchase by Pampa of Series A Shares was for investment purposes. The open market purchases from January 12, 2016 to January 14, 2016 by Pampa of Series A Shares were for investment purposes. The open market purchases from February 2, 2016 to February 5, 2016 by Pampa of Series A Shares were for investment purposes. The open market purchases from March 7, 2016 to April 8, 2016 by Pampa of Series A Shares were for investment purposes. The April 27, 2016, May 23, 2016 and June 1, 2016 open market purchases by Pampa of Series A Shares were for investment purposes.

The August 4, 1987 and April 6, 1999 open market purchases by Kochi were for investment purposes.  The open market purchases from June 10, 1994 to May 17, 1998 by Inversiones La Esperanza (Chile) were for investment purposes.  The April 7, 1999 open market purchase by La Esperanza Delaware was for investment purposes.  The open market purchase on August 22, 2000 by Kowa was for investment purposes. The November 26, 2008, June 3, 2009 and November 3, 2014 open market purchases by Inversiones La Esperanza (Chile) were for investment purposes.  The March 12, 2010 open market purchase by La Esperanza Delaware was for investment purposes.  The May 16, 2012 and August 8, 2013 open market purchases by Kochi were for investment purposes. The June 18, 2015 open market purchase by Inversiones La Esperanza (Chile) was for investment purposes

 Each of the Reporting Persons intends to review its investment in SQM on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of SQM, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of SQM owned by it in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: SQM’s business and prospects; other developments concerning SQM and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the Series A and Series B Shares.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer

Series A Shares

(a)

Ponce Lerou Reporting Persons

Global Mining directly and beneficially owns 8,798,539 Series A Shares, which represent 6.16% of Series A Shares.  Global Mining Agencia, by virtue of its ownership and control of Global Mining, is deemed to beneficially own the 8,798,539 Series A Shares owned by Global Mining. Global Mining Inc., by virtue of its ownership and control of Global Mining Agencia, is deemed to beneficially own the 8,798,539 Series A Shares owned by Global Mining. Calichera Caiman, by virtue of its ownership and control of Global Mining Inc., is deemed to beneficially own the 8,798,539 Series A Shares owned by Global Mining.

Pampa directly owns 44,894,152 Series A Shares and, by virtue of its ownership and control of Calichera Caiman, is deemed to beneficially own the 8,798,539 Series A Shares owned by Global Mining.  Pampa’s aggregate beneficial ownership of 53,692,691 Series A Shares represents 37.59% of Series A Shares.  By virtue of its ownership and control of Pampa, Oro beneficially owns the 53,692,691 Series A Shares or 37.59% of Series A Shares, beneficially owned by Pampa.

Potasios directly and beneficially owns 18,179,147 Series A Shares, which represent 12.73% of Series A Shares.  Nitratos, by virtue of its ownership and control of Potasios, is deemed to beneficially own the 18,179,147 Series A Shares owned by Potasios.

Norte, by virtue of its ownership and control of Oro and Nitratos, beneficially own the 53,692,691 Series A Shares or 37.59% of Series A Shares, beneficially owned by Pampa and the 18,179,147 Series A Shares or 12.73% of Series A Shares, beneficially owned by Potasios, for an aggregate beneficial ownership of 71,871,838 Series A Shares or 50.32% of Series A Shares.

SQYA by virtue of its ownership and control of Norte, is deemed to beneficially own the 71,871,838 Series A Shares beneficially owned by Norte. SQYA’s aggregate beneficial ownership of 71,871,838 Series A Shares represents 50.32% of Series A Shares. Each of SQ, SQ Grand, Pacific Atlantic Holding and Pacific Trust, by virtue of their direct or indirect ownership and control of SQYA, is deemed to beneficially own the 71,871,838 Series A Shares or 50.32% of Series A Shares beneficially owned by SQYA.

Mr. Ponce Lerou, by virtue of his ownership and control of Pacific Trust, is deemed to beneficially own the 71,871,838 Series A Shares beneficially owned by Pacific Trust. Mr. Ponce Lerou’s aggregate beneficial ownership of 71,871,838 Series A Shares represents 50.32% of Series A Shares.

By virtue of the Kowa Shareholders Agreement, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d) of the Act. However, each of the Ponce Lerou Reporting Persons described above disclaim beneficial ownership of the 5,457,634 Series A Shares beneficially owned by the Grupo Miwa Reporting Persons.

Grupo Miwa Reporting Persons

Inversiones La Esperanza (Chile) directly and beneficially owns 3,711,598 Series A Shares, which represents 2.60% of the Series A Shares.  La Esperanza Delaware directly owns 227,550 Series A Shares and by virtue of its ownership and control of Inversiones La Esperanza (Chile), is deemed to beneficially own the 3,939,148 Series A Shares owned by Inversiones La Esperanza (Chile).  La Esperanza Delaware’s aggregate beneficial ownership of 3,939,148 Series A Shares represents 2.76% of the Series A Shares.

Kowa directly owns 781,429 Series A Shares and by virtue of its ownership and control of La Esperanza Delaware, is deemed to beneficially own the 3,939,148 Series A Shares beneficially owned by La Esperanza Delaware.

Kochi directly and beneficially owns 737,057 Series A Shares.  Kowa by virtue of its ownership and control of Kochi is deemed to beneficially own the 737,057 Series A Shares beneficially owned by Kochi. Kowa’s aggregate beneficial ownership of 5,457,634 Series A Shares represents 3.82% of the Series A Shares.

Mr. Yoshihiro Miwa, by virtue of his direct ownership and control of Kowa, is deemed to beneficially own the 5,457,634 Series A Shares beneficially owned by Kowa, which represents 3.82% of the Series A Shares.

Each of the Grupo Miwa Reporting Persons described above disclaims beneficial ownership of the 71,871,838 Series A Shares beneficially owned by the Ponce Lerou Reporting Persons.

(b)

Ponce Lerou Reporting Persons

Global Mining has the shared power to vote or direct the vote, or dispose or direct the disposition of 8,798,539 Series A Shares. Potasios and Nitratos have the shared power to vote or direct the vote, or dispose or direct the disposition of 18,179,147 Series A Shares. Pampa and Oro have the shared power to vote or direct the vote, or dispose or direct the disposition of 53,692,691 Series A Shares. Norte, SQYA, SQ, SQ Grand, Pacific Atlantic Holding, Pacific Trust and Mr. Ponce Lerou have the shared power to vote or direct the vote, or dispose or direct the disposition of 71,871,838 Series A Shares.

None of the Ponce Lerou Reporting Persons has the sole power to vote or direct the vote, or to dispose or direct the disposition of their respective Series A Shares.

Grupo Miwa Reporting Persons

Inversiones La Esperanza (Chile) has the shared power to vote or direct the vote, or dispose or direct the disposition of 3,711,598 Series A Shares. La Esperanza Delaware has the shared power to vote or direct the vote, or dispose or direct the disposition of 3,939,148 Series A Shares.  Kochi has the shared power to vote or direct the vote, or dispose or direct the disposition of 737,057 of the Series A Shares.  Kowa and Mr. Yoshihiro Miwa have the shared power to vote or direct the vote, or dispose or direct the disposition of 5,457,634 Series A Shares.

None of the Grupo Miwa Reporting Persons has the sole power to vote or direct the vote, or to dispose or direct the disposition of their respective Series A Shares.

(c)

Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Series A Shares in the last 60 days.

(d)

To the best knowledge of the Reporting Persons, except as set forth in Item 6 below, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Shares beneficially owned by the Reporting Persons.

(e)

Not applicable.

Series B Shares

Ponce Lerou Reporting Persons

(a)

Pampa’s direct ownership of 7,007,688 Series B Shares represents 5.82% of Series B Shares. By virtue of their ownership and control of Pampa, each of Oro and Norte may be deemed to beneficially own the 7,007,688 Series B Shares or 5.82% of Series B Shares beneficially owned by Pampa.

By virtue of SQYA’s ownership and control of Norte, it is deemed to beneficially own the 7,007,688 Series B Shares beneficially owned by Norte. SQYA’s aggregate beneficial ownership of 7,007,688 Series B Shares represents 5.82% of the Series B Shares.  Each of SQ, SQ Grand, Pacific Atlantic Holding and Pacific Trust, by virtue of their direct or indirect ownership and control of SQYA, is deemed to beneficially own the 7,007,688 Series B Shares or 5.82% of Series B Shares beneficially owned by SQYA.

By virtue of Mr. Ponce Lerou’s ownership and control of Pacific Trust, he is deemed to beneficially own the 7,007,688 Series B Shares beneficially owned by Pacific Trust.

By virtue of the Kowa Shareholders Agreement the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d) of the Act.  However, each of Pampa, Oro, Potasios, Nitratos, Norte, SQYA, SQ, SQ Grand, Pacific Atlantic Holding, Pacific Trust and Mr. Ponce Lerou, disclaim beneficial ownership of the 96,500 Series B Shares beneficially owned by Kowa.

Grupo Miwa Reporting Persons

Kochi directly and beneficially owns 50,000 Series B Shares, which represents less than 1% of the Series B Shares.  Kowa, by virtue of its ownership and control of Kochi, is deemed to beneficially own the 50,000 Series B Shares beneficially owned by Kochi.

Inversiones La Esperanza (Chile) directly and beneficially owns 46,500 Series B Shares, which represents less than 1% of the Series B Shares. La Esperanza Delaware, by virtue of its ownership and control of Inversiones La Esperanza (Chile), is deemed to beneficially own the 46,500 Series B Shares beneficially owned by Inversiones La Esperanza (Chile). Kowa, by virtue of its ownership and control of La Esperanza Delaware, is deemed to beneficially own the 46,500 Series B Shares beneficially owned by La Esperanza Delaware.

Mr. Yoshihiro Miwa, by virtue of his direct ownership and control of Kowa, may be deemed to beneficially own the 96,500 Series B Shares beneficially owned by Kowa.

Each of Kowa and Mr. Yoshihiro Miwa disclaim beneficial ownership of the 7,007,688 Series B Shares beneficially owned by Pampa.

(b)

Ponce Lerou Reporting Persons

Pampa, Oro, Norte, SQYA, SQ, SQ Grand, Pacific Atlantic Holding, Pacific Trust and Mr. Ponce Lerou have the shared power to vote or direct the vote, or dispose or direct the disposition of 7,007,688 Series B Shares.

None of the Ponce Lerou Reporting Persons has the sole power to vote or direct the vote, or to dispose or direct the disposition of their respective Series B Shares.

Grupo Miwa Reporting Persons

Kochi, Kowa and Mr. Yoshihiro Miwa have the shared power to vote or direct the vote, or dispose or direct the disposition of 96,500 Series B Shares.

None of the Grupo Miwa Reporting Persons has the sole power to vote or direct the vote, or to dispose or direct the disposition of their respective Series B Shares.

(c)

Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Series B Shares in the last 60 days.

(d)

To the best knowledge of the Reporting Persons, except as set forth in Item 6 below, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series B Shares beneficially owned by the Reporting Persons.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

(a)	Shareholders Agreements

In order to set the terms and conditions governing their joint ownership of SQYA, Inversiones SQ Holding S.A. (“SQ Holding”) (predecessor entity of SQ) and Norsk Hydro Holland B.V. (“Norsk”) entered into the Shareholders Agreement of Inversiones SQNH S.A. (predecessor entity of SQYA) dated April 18, 2002 (the “Yara Shareholders Agreement”). Pursuant to the Yara Shareholders Agreement, SQ Holding and Norsk agree that Norsk, as the then-owner of 49% of the share capital of SQYA, had the right to designate at least one person to be elected to the boards of directors of Norte, Oro, Pampa and SQM.

SQ Holding and Norsk further agreed that any of their votes remaining after electing a person designated by Norsk to the boards of Norte, Oro, Pampa and SQM would be used to elect three directors designated by SQ Holding to the boards of Norte, Oro and Pampa and two directors designated by SQ Holding to the board of SQM. Under the Yara Shareholders Agreement, SQ Holding and Norsk further agreed that the president of SQM would always be designated by SQ Holding.

On September 15, 2004, Yara acquired Norsk’s interest in SQYA and assumed all of Norsk’s rights and obligations under the Yara Shareholders Agreement. On November 9, 2005, the shareholders of SQ Holding resolved to split SQ Holding into two companies, SQ Holding (surviving entity) and SQ (newly formed entity). SQ Holding’s 51% stake in SQYA was transferred to SQ.

On April 21, 2008, SQ and SQH S.A., both controlled by Mr. Julio Ponce Lerou, acquired from Yara Netherland B.V. the 49% shares of SQYA owned by Yara. Accordingly, Mr. Julio Ponce Lerou obtained indirect controlling interest of 100% of the shares of SQYA. As a result, as of April 21, 2008 the Yara Shareholders Agreement has been terminated and Yara is no longer a related company of SQM.

On December 21, 2006, Pampa and Kowa entered into a shareholders agreement (the “Kowa Shareholders Agreement”) which provides, among other things, that each party will vote its shares in SQM together on significant matters.  In addition, under the Kowa Shareholders Agreement Pampa granted Kowa tag-along rights with respect to certain sales of its SQM shares. The Kowa Shareholders Agreement was amended on April 3, 2008 to allow each of Pampa and Kowa to be able to vote their respective shares in their discretion in connection with the election of the members of the board of directors of SQM (the “First Amendment to the Kowa Shareholders Agreement”). A copy of the First Amendment to the Kowa Shareholders Agreement is attached as Exhibit 4 hereto and incorporated herein by reference. On March 17, 2009, Pampa and Kowa informed the SVS that they had agreed to disregard the provisions contained in the last two sentences of the final paragraph of clause 2.03 of the Kowa Shareholders Agreement.

On April 17, 2017, Pampa, Potasios and Global Mining (the “Cascadas Shareholders”), Kowa, La Esperanza (Chile), Kochi and La Esperanza Delaware (the “Kowa Shareholders”), and Inversiones el Boldo Limitada, Inversiones RAC Chile Limitada and Inversiones PCS Chile Limitada (the “PCS Shareholders”), signed a letter agreement (the “Letter Agreement”) with respect to certain corporate governance matters of SQM. Pursuant to the Letter Agreement, in the event that any member of the Board of Directors of SQM (the “Board”) elected by the Class A shareholders ceases to serve as such for any reason each of the parties will take all actions available to it to cause the Board to elect his or her successor (or any future successor that is nominated by another Board member) in accordance with the recommendation of the same party that elected the Board member that ceased to be a member. In addition, in the event that the member of the Board elected by the Class B shareholders ceases to serve as such for any reason, (a) none of the Cascadas Shareholders nor the Kowa Shareholders will vote any SQM shares or take any other action that affects the election of his successor or any future successor (the “Class B Successor”) and (b) each of the Cascadas Shareholders and the Kowa Shareholders will take all actions available to it to ensure that the Board does not approve any Class B Successor whose election was not approved by majority vote of the Class B shares (excluding any shares beneficially owned by any Cascadas Shareholders or Kowa Shareholders or as to which any Cascadas Shareholders or Kowa Shareholders has a proxy or exercises any voting control) or by the PCS Shareholders, as the case may be. In addition, for the term of the Board elected at the 2017 annual shareholders meeting, the Cascadas Shareholders, the Kowa Shareholders and the PCS Shareholders agreed that they will take all action available to them so that (1) no matter is approved by the Board unless it is affirmatively approved by at least five of the eight members of the Board and (2) the Chairman of the Board does not exercise a casting vote under the by-laws if there is a tie. The parties also agreed to support a dividend policy as set forth in Exhibit A to the Letter Agreement, which is attached as Exhibit 8 hereto and incorporated herein by reference.

(b)	Pledge Agreement relating to the Senior Notes

On February 14, 2007, Pampa entered into a Share Pledge Agreement under Chilean law with Deutsche Bank Trust Company Americas (the “Trustee”) in connection with the issuance of the Senior Notes (as amended, the “Pledge Agreement”).  Pursuant to the Pledge Agreement, Pampa pledged to the Trustee, acting on behalf of the holders of the Senior Notes, a certain number of Series A Shares and Series B Shares to be held as collateral for the Senior Notes (the “Pledged Shares”).

The Pledge Agreement grants the Trustee a first priority lien on such Pledged Shares. The Pledge Agreement contains a provision whereby the total amount of Pledged Shares is adjusted depending upon the fluctuations of the “Notes Collateralization Ratio.” The Notes Collateralization Ratio is a fraction: the numerator is the Fair Market Value (as defined in the Indenture) of the Pledged Shares on the Chilean Stock Exchange and the denominator is the total principal amount of the Senior Notes outstanding. As of the date of this Statement, the aggregate amount of Series A Shares pledged by Pampa under the Pledge Agreement is 22,199,950 and there are no Series B Shares pledged under the Pledge Agreement.

On December 4, 2008, Pampa entered into the First Supplemental Indenture and amended the Pledge Agreement in order to (i) increase the Fair Market Value of Series A or Series B shares of SQM required to be pledged to the Trustee from 2.0 times to 3.0 times of the total principal amount of Senior Notes outstanding, and (ii) change the ratios at which Series A or Series B shares were required to be pledged to the Trustee or may be released according to changes in Fair Market Value. A copy of the First Supplemental Indenture is attached as Exhibit 6 hereto and incorporated herein by reference.

On August 22, 2012, Pampa entered into the Second Supplemental Indenture and amended the Pledge Agreement in order to revise the mechanism for triggering the obligation of Pampa to pledge additional SQM shares to maintain a collateralization ratio of at least 3.0 (the “Minimum Collateralization Ratio”) if the Notes Collateralization Ratio remains below the Minimum Collateralization Ratio during a predefined period of time, as follows: (i) if the Notes Collateralization Ratio remains below the Minimum Collateralization Ratio of 3.0 but above the Notes Collateralization Ratio of 2.7 for a period of 60 consecutive days, Pampa will be required to pledge additional SQM Shares up to the Minimum Collateralization Ratio of 3.0 within 10 business days after becoming aware of such event, and (ii) if at any point in time the Notes Collateralization Ratio falls below 2.7, Pampa will be required to pledge additional SQM shares up to the Minimum Collateralization Ratio of 3.0 within 3 business days after becoming aware of such event. In addition, the Second Supplemental Indenture provides that Pampa must own and maintain, at all times, sufficient Series A or Series B Shares with a Fair Market Value of not less than US$100 million, free and clear of any Lien (as defined in the Indenture) and reserved for Pampa to pledge to the Trustee pursuant to the Share Pledge Agreement. A copy of the Second Supplemental Indenture is attached as Exhibit 7 hereto and incorporated herein by reference.

(c)	Scotiabank Credit Agreements

On December 5, 2011, Potasios entered into a credit agreement with Scotiabank & Trust (Cayman) Ltd. as lender (as amended, the “Potasios-Scotiabank Credit Agreement”). Scotiabank & Trust (Cayman) Ltd. subsequently assigned all of its rights and obligations (including all collateral) to Scotiabank Chile. Under the Potasios-Scotiabank Credit Agreement, which is governed by Chilean law, Potasios granted first priority perfected security interests (pledges) over Series A Shares to secure amounts up to US$90 million borrowed by Potasios, plus interest, expenses and other charges. Pursuant to the Potasios-Scotiabank Credit Agreement, Potasios must maintain sufficient Series A Shares pledged to Scotiabank Chile such that during the term of the Potasios-Scotiabank Credit Agreement the collateralization ratio remains between 175% and 225%, as calculated in accordance with the formula annexed to the Potasios-Scotiabank Credit Agreement. If at any time the collateralization ratio is less than 175% for more than five trading days on which the pledged shares are effectively traded, Potasios will be required to either (i) prepay amounts under the Potasios-Scotiabank Credit Agreement, (ii) pledge additional Series A Shares, or (iii) pledge certain other certificates of deposit as collateral, in each case so that the collateralization ratio is restored to 200%. If at any time the collateralization ratio is more than 225% for five consecutive trading days on which the pledged shares are effectively traded, Scotiabank Chile must release an amount of Series A Shares from the lien so that the collateralization ratio is restored to 200%. As of the date of this Statement, the aggregate amount of Series A Shares pledged by Potasios under the Potasios-Scotiabank Credit Agreement is 7,849,147, of which 2,179,147 Series A Shares are in the process of being released by Scotiabank Chile.

On December 19, 2012, Pampa entered into a credit agreement with Scotiabank & Trust (Cayman) Ltd. as lender (as amended, the “Pampa-Scotiabank Credit Agreement”). Scotiabank & Trust (Cayman) Ltd. subsequently assigned all of its rights and obligations (including all collateral) to Scotiabank Chile. Under the Pampa-Scotiabank Credit Agreement, which is governed by Chilean law, Pampa and Global Mining granted first priority perfected security interests (pledges) over Series A Shares to secure amounts up to US$135 million borrowed by Pampa, plus interest, expenses and other charges. Pursuant to the Pampa-Scotiabank Credit Agreement, Pampa must maintain sufficient Series A Shares pledged to Scotiabank Chile such that during the term of the Pampa-Scotiabank Credit Agreement the collateralization ratio remains between 175% and 225%, as calculated in accordance with the formula annexed to the Pampa-Scotiabank Credit Agreement.

If at any time the collateralization ratio is less than 175% for more than five trading days on which the pledged shares are effectively traded, Pampa will be required to either (i) prepay amounts under the Pampa-Scotiabank Credit Agreement, (ii) pledge (or cause Global Mining to pledge) additional Series A Shares, or (iii) pledge certain other certificates of deposit as collateral, in each case so that the collateralization ratio is restored to 200%. If at any time the collateralization ratio is more than 225% for five consecutive trading days on which the pledged shares are effectively traded, Scotiabank Chile must release an amount of Series A Shares from the lien so that the collateralization ratio is restored to 200%. As of the date of this Statement, the aggregate amount of Series A shares pledged by Pampa and Global Mining under the Pampa-Scotiabank Credit Agreement is 11,198,539, of which 2,400,000 Series A Shares are in the process of being released by Scotiabank Chile.

(d)	Itau Corpbanca Credit Agreements

On April 30, 2013, Potasios entered into a credit facility agreement with Corpbanca (now Itau Corpbanca) as lender (as amended, the “Potasios-Itau Corpbanca Credit Facility Agreement”). Under the Potasios-Itau Corpbanca Credit Facility Agreement, which is governed by Chilean law, Potasios granted first priority perfected security interests (pledges) over Series A Shares to secure amounts up to US$96 million borrowed by Potasios, plus interest, expenses and other charges. Pursuant to the Potasios-Itau Corpbanca Credit Facility Agreement, Potasios must maintain sufficient Series A Shares pledged to Itau Corpbanca such that during the term of the Potasios-Itau Corpbanca Credit Facility Agreement the collateralization ratio remains between 130% and 150%, as calculated in accordance with the formula annexed to the Potasios-Itau Corpbanca Credit Facility Agreement. If at any time the collateralization ratio is less than 150% during a predefined period, Potasios will be required to either (i) prepay amounts under the Potasios-Itau Corpbanca Credit Facility Agreement or (ii) pledge additional Series A Shares, in each case so that the collateralization ratio is restored to 150%. If at any time the collateralization ratio is more than 170% for a predefined period, Itau Corpbanca must release an amount of Series A Shares from the lien so that the collateralization ratio is restored to 150%. As of the date of this Statement, the aggregate amount of Series A shares pledged by Potasios under the Potasios-Itau Corpbanca Credit Facility Agreement is 5,600,000, of which 1,250,000 Series A Shares are in the process of being released by Itau Corpbanca.

On September 9, 2015, Pampa entered into a credit facility agreement with Corpbanca (now Itau Corpbanca) as lender (as amended, the “First Pampa-Itau Corpbanca Credit Facility Agreement”). Under the First Pampa-Itau Corpbanca Credit Facility Agreement, which is governed by Chilean law, Pampa granted first priority perfected security interests (pledges) over Series B Shares to secure amounts up to US$20 million borrowed by Pampa, plus amounts due under the Second Pampa-Itau Corpbanca Credit Facility Agreement (as defined below), interest, expenses and other charges. Pursuant to the First Pampa-Itau Corpbanca Credit Facility Agreement, Pampa must maintain sufficient Series B Shares pledged to Itau Corpbanca such that during the term of the First Pampa-Itau Corpbanca Credit Facility Agreement the collateralization ratio remains between 130% and 140%, as calculated in accordance with the formula annexed to the First Pampa-Itau Corpbanca Credit Facility Agreement. If at any time the collateralization ratio is less than 130% during a predefined period, Pampa will be required to either (i) prepay amounts under the First Pampa-Itau Corpbanca Credit Facility Agreement, (ii) pledge (or cause Global Mining to pledge) additional Series B Shares, or (iii) pledge certain other certificates of deposit as collateral, in each case such that the collateralization ratio is restored to 140%. If at any time the collateralization ratio is more than 170% for a predefined period, Itau Corpbanca must release an amount of Series B Shares from the lien so that the collateralization ratio is restored to 140%. As of the date of this Statement, the aggregate amount of Series B shares pledged by Pampa under the First Pampa-Itau Corpbanca Credit Facility Agreement is 1,195,414, of which 300,000 Series B Shares are in the process of being released by Itau Corpbanca.

On the same date, Pampa entered into another credit facility agreement with Corpbanca (now Itau Corpbanca) as lender (as amended, the “Second Pampa-Itau Corpbanca Credit Facility Agreement”). Under the Second Pampa-Itau Corpbanca Credit Facility Agreement, which is governed by Chilean law, Pampa granted first priority perfected security interests (pledges) over Series A Shares to secure amounts up to US$50 million borrowed by Pampa, plus amounts due under the First Pampa-Itau Corpbanca Credit Facility Agreement, interest, expenses and other charges.

Pursuant to the Second Pampa-Itau Corpbanca Credit Facility Agreement, Pampa shall maintain sufficient Series A Shares pledged to Itau Corpbanca such that during the term of the Second Pampa-Itau Corpbanca Credit Facility Agreement the collateralization ratio remains between 170% and 200%, as calculated in accordance with the formula annexed to the Second Pampa-Itau Corpbanca Credit Facility Agreement. If at any time the collateralization ratio is less than 170% during a predefined period, Pampa will be required to either (i) prepay amounts under the Second Pampa-Itau Corpbanca Credit Facility Agreement, (ii) pledge (or cause Global Mining to pledge) additional Series A Shares, or (iii) pledge certain other certificates of deposit as collateral, in each case so that the collateralization ratio is restored to 200%. If at any time the collateralization ratio is more than 230% for a predefined period, Itau Corpbanca must release an amount of Series A Shares from the lien so that the collateralization ratio is restored to 200%. As of the date of this Statement, the aggregate amount of Series A shares pledged by Pampa under the Second Pampa-Itau Corpbanca Credit Facility Agreement is 3,774,679, of which 700,000 Series A Shares are in the process of being released by Itau Corpbanca.

(e)	Santander Pledge Agreement

On January 21, 2016, Potasios and Banco Santander Chile entered into a pledge agreement (the “Potasios-Santander Pledge Agreement”). Under the Potasios-Santander Pledge Agreement, which is governed by Chilean law, Potasios granted a first priority perfected security interest (pledge) over 1,202,147 Series A Shares to secure amounts borrowed by Potasios under a promissory note in favor of Banco Santander Chile for an aggregate amount of US$15 million (the “Potasios-Santander Promissory Note”). Pursuant to the Potasios-Santander Pledge Agreement, Potasios must maintain a collateralization ratio between 1.5 and 2.0, as calculated in accordance with the description therein. If at any time the collateralization ratio is less than 1.5 during a predefined period, Banco Santander Chile may accelerate the amounts due under the Potasios-Santander Promissory Note, unless Potasios (i) prepays amounts under the Potasios-Santander Promissory Note, (ii) pledges additional Series A Shares, or (iii) pledges certain other certificates of deposit as collateral, in each case so that the collateralization ratio is restored to 2.0. If at any time the collateralization ratio is more than 2.5 for a predefined period, Banco Santander Chile must release an amount of Series A Shares from the lien so that the collateralization ratio is restored to 2.0. As of the date of this Statement, the aggregate amount of Series A Shares pledged by Potasios under the Potasios-Santander Pledge Agreement is 1,202,147, of which 260,000 Series A Shares are in the process of being released by Banco Santander Chile.

(f)	BCI Pledge Agreement

On January 21, 2017, Pampa entered into a pledge agreement with Banco de Crédito e Inversiones in connection with the Senior Notes (the “Pampa-BCI Pledge Agreement”). Under the Pampa-BCI Pledge Agreement which is governed by Chilean law, Pampa granted a first priority perfected security interest (pledge) over 1,300,000 Series A Shares to secure amounts owed by Pampa to Banco de Crédito e Inversiones under an agreement entered into between the parties for opening a stand-by letter of credit with Banco de Crédito e Inversiones, which Pampa opened to fund the interest reserve account in accordance with the Indenture under the Senior Notes. Pursuant to the Pampa-BCI Pledge Agreement, Pampa must maintain a collateralization ratio between 1.8 and 2.2, as calculated in accordance with the description therein. If at any time the collateralization ratio is less than 1.8 during a predefined period, Pampa must pledge additional Series A Shares so that the collateralization ratio is restored to 2.0. If at any time the collateralization ratio is more than 2.2 for a predefined period, Banco de Crédito e Inversiones must release an amount of Series A Shares from the lien such that the collateralization ratio is restored to 2.0. As of the date of this Statement, the aggregate amount of Series A Shares pledged by Pampa under the Pampa-BCI Pledge Agreement is 1,300,000.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.
Joint Filing Agreement, dated as of June 5, 2017, by and among Inversiones Global Mining (Chile) Limitada, Global Mining Investment Inc., Agencia en Chile, Global Mining Investment Inc., Calichera Caiman, Inc., Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Potasios de Chile S.A., Nitratos de Chile S.A., Norte Grande S.A., Inversiones SQYA Limitada, SQ Limitada, S.Q. Grand Corp., Pacific Atlantic International Holding Corporation, The Pacific Trust, Mr. Julio Ponce Lerou, Inversiones La Esperanza (Chile) Ltda., La Esperanza Delaware Corporation, Kochi S.A., Kowa Company Ltd. and Mr. Yoshihiro Miwa.

2.
Yara Shareholders Agreement of Inversiones SQNH dated April 18, 2002 among Inversiones SQ Holding S.A. and Norsk Hydro Holland B.V. (filed as Exhibit 2 to the Ponce Lerou Reporting Persons’ Schedule 13D filed on February 15, 2005).

3.
Kowa Shareholders Agreement, dated December 22, 2006 between Sociedad de Inversiones Pampa Calichera S.A. and Kowa Company Ltd. (filed as Exhibit 1 to the Ponce Lerou Reporting Persons’ Schedule 13D filed on February 2, 2007).

4.	First Amendment to the Kowa Shareholders Agreement, dated April 3, 2008 between Sociedad de Inversiones Pampa Calichera S.A. and Kowa Company Ltd.
5.
Indenture, 7.75% Senior Secured Notes due 2022, dated as of February 14, 2007, among Sociedad de Inversiones Pampa Calichera S.A., Deutsche Bank Trust Company Americas as Trustee and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Listing Agent (filed as Exhibit 4 to the Schedule 13D filed jointly by the Ponce Lerou Reporting Persons and the Grupo Miwa Reporting Persons on September 7, 2007).

6.
First Supplemental Indenture dated as of December 4, 2008, by and among Sociedad de Inversiones Pampa Calichera S.A., Deutsche Bank Trust Company Americans, as trustee and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Listing Agent, under the Indenture dated February 14, 2007.

7.
Second Supplemental Indenture dated as of August 22, 2012, by and among Sociedad de Inversiones Pampa Calichera S.A., Deutsche Bank Trust Company Americans, as trustee and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Listing Agent, under the Indenture dated February 14, 2007

8.
Letter Agreement, dated as of April 17, 2017, by and among Inversiones El Boldo Limitada, Inversiones RAC Chile Limitada, Inversiones PCS Chile Limitada, Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., Inversiones Global Mining Chile Limitada, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation.

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 5 is true, complete and correct.

Dated: June 5, 2017

Inversiones Global Mining (Chile) Limitada			Global Mining Investment Inc., Agencia en Chile

By:	/s/ Ricardo Moreno Moreno		By:	/s/ Aldo Motta Camp
	Name:	Ricardo Moreno Moreno		Name:	Aldo Motta Camp
	Title:	CEO		Title:	Officer

Global Mining Investment Inc.			Calichera Caiman, Inc.

By:	/s/ Aldo Motta Camp		By:	/s/ Patricio Phillips Sáenz
	Name:	Aldo Motta Camp		Name:	Patricio Phillips Sáenz
	Title:	Officer		Title:	Officer

Sociedad de Inversiones Pampa Calichera S.A.			Sociedad de Inversiones Oro Blanco S.A.

By:	/s/ Ricardo Moreno Moreno		By:	/s/ Ricardo Moreno Moreno
	Name:	Ricardo Moreno Moreno		Name:	Ricardo Moreno Moreno
	Title:	CEO		Title:	CEO

Potasios de Chile S.A.			Nitratos de Chile S.A.

By:	/s/ Ricardo Moreno Moreno		By:	/s/ Ricardo Moreno Moreno
	Name:	Ricardo Moreno Moreno		Name:	Ricardo Moreno Moreno
	Title:	CEO		Title:	CEO

Norte Grande S.A.			Inversiones SQYA Limitada

By:	/s/ Ricardo Moreno Moreno		By:	/s/ Aldo Motta Camp
	Name:	Ricardo Moreno Moreno		Name:	Aldo Motta Camp
	Title:	CEO		Title:	Officer

Inversiones SQ Limitada			S.Q. Grand Corp.

By:	/s/ Aldo Motta Camp		By:	/s/ Felipe García Huidobro M.
	Name:	Aldo Motta Camp		Name:	Felipe García Huidobro M.
	Title:	Officer		Title:	Officer

Pacific Atlantic International Holding Corporation			The Pacific Trust

By:	/s/ Felipe García Huidobro M.		By:	/s/ Luis López
	Name:	Felipe García Huidobro M.		Name:	Luis López on behalf of Alfaro, Ferrer & Ramirez,
	Title:	Officer		Title:	Trustee of the Pacific Trust

Mr. Julio Ponce Lerou

By:	/s/ Julio Ponce Lerou
	Name:	Julio Ponce Lerou
Title:

Inversiones La Esperanza (Chile) Ltda.			La Esperanza Delaware Corporation

By:	/s/ Yoshihito Hata		By:	/s/ Yoshihito Hata
	Name:	Yoshihito Hata		Name:	Yoshihito Hata
	Title:	General Manager		Title:	Attorney-in-Fact

Kochi S.A.			Kowa Company Ltd.

By:	/s/ Yoshihito Hata		By:	/s/ Yoshihito Hata
	Name:	Yoshihito Hata		Name:	Yoshihito Hata
	Title:	General Manager		Title:	Attorney-in-Fact

Yoshihiro Miwa

By:	/s/ Yoshihito Hata
	Name:	Yoshihito Hata
	Title:	Attorney-in-Fact

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING GLOBAL MINING

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Ricardo Moreno Moreno (Officer)	El Trovador 4285, 11th Floor, Las Condes Santiago, Chile	Chief Executive Officer - Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Potasios de Chile S.A., Nitratos de Chile S.A. and Norte Grande S.A.	Chile

SCHEDULE B

ADDITIONAL INFORMATION CONCERNING GLOBAL MINING AGENCIA

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Aldo César Motta Camp (Officer)	Campos de Deportes 780, Ñuñoa, Santiago, Chile	Attorney-in-Fact	Chile

SCHEDULE C

ADDITIONAL INFORMATION CONCERNING GLOBAL MINING INC.

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Aldo César Motta Camp (Officer)	Campos de Deportes 780, Ñuñoa, Santiago, Chile	Attorney-in-Fact	Chile

Arlix Santamaria (Director)	Dúplex No. 6, Obarrio, calle 61, Panama City, Panama	Attorney-in-Fact	Panama
Karen Saldaña (Director)	Dúplex No. 6, Obarrio, calle 61, Panama City, Panama	Attorney-in-Fact	Panama
Erika Oses (Director)	Dúplex No. 6, Obarrio, calle 61, Panama City, Panama	Attorney-in-Fact	Panama

SCHEDULE D

ADDITIONAL INFORMATION CONCERNING CALICHERA CAIMAN

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Patricio Phillips Sáenz (Officer)	Onofre Jarpa 269, La Reina, Santiago, Chile	Entrepreneur and Attorney-in-Fact	Chile
Arlix Santamaria (Director)	Dúplex No. 6, Obarrio, calle 61, Panama City, Panama	Attorney-in-Fact	Panama
Karen Saldaña (Director)	Dúplex No. 6, Obarrio, calle 61, Panama City, Panama	Attorney-in-Fact	Panama
Erika Oses (Director)	Dúplex No. 6, Obarrio, calle 61, Panama City, Panama	Attorney-in-Fact	Panama

SCHEDULE E

ADDITIONAL INFORMATION CONCERNING PAMPA

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Rafael Guilisasti Gana (Chairman of Board of Directors)	Nueva Tajamar 481, South Tower office 905, Providencia, Santiago, Chile	Chairman of Board of Directors – Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A. and Sociedad de Inversiones Pampa Calichera S.A. Vice-Chairman of Viña Concha y Toro S.A.	Chile

Mr. Patricio Contesse Fica (Vice-Chairman of Board of Directors)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Vice-Chairman of Board of Directors – Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A., Sociedad de Inversiones Pampa Calichera S.A. and Potasios de Chile S.A.	Chile

Mr. Francisco Guerrero Novoa (Director)	Av. Presidente Riesco 5561, office 901, Las Condes, Santiago, Chile	CEO of Sanasalud S.A.	Chile

Mr. Rafael Garrido Illanes (Director)	Augusto Leguia Norte 44, Depto. 103, Las Condes, Santiago, Chile	General Manager of Recon Chile S.A	Chile

Mr. Cristian Antonio Leay Moran (Director)	Nueva Los Leones 281, Providencia, Santiago, Chile	Entrepreneur	Chile

Mrs. Francisca Ponce Pinochet (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Entrepreneur	Chile

Mr. Andrés Nieme Balanda (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Lawyer and Entrepreneur	Chile

Mr. Ricardo Moreno Moreno (Chief Executive Officer)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Chief Executive Officer - Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Potasios de Chile S.A., Nitratos de Chile S.A. and Norte Grande S.A.	Chile

SCHEDULE F

ADDITIONAL INFORMATION CONCERNING ORO

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Rafael Guilisasti Gana (Chairman of Board of Directors)	Nueva Tajamar 481, South Tower office 905, Providencia, Santiago, Chile	Chairman of Board of Directors – Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A. and Sociedad de Inversiones Pampa Calichera S.A. Vice-Chairman of Viña Concha y Toro S.A.	Chile

Mr. Patricio Contesse Fica (Vice-Chairman of Board of Directors)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Vice-Chairman of Board of Directors – Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A., Sociedad de Inversiones Pampa Calichera S.A. and Potasios	Chile

Mr. Fanor Velasco Calvo (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Entrepreneur	Chile

Mr. Rafael Garrido Illanes (Director)	Augusto Leguia Norte 44, Depto. 103, Las Condes, Santiago, Chile	General Manager of Recon Chile S.A.	Chile

Mr. Cristian Antonio Leay Moran (Director)	Nueva Los Leones 281, Providencia, Santiago, Chile	Entrepreneur	Chile

Mrs. Francisca Ponce Pinochet (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Entrepreneur	Chile

Mr. Iván Diaz Molina (Director)	Av. Plaza 1905, Las Condes, Santiago, Chile	Professor of Universidad de Los Andes	Argentina

Mr. Ricardo Moreno Moreno (Chief Executive Officer)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Chief Executive Officer - Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Potasios de Chile S.A., Nitratos de Chile S.A. and Norte Grande S.A.	Chile

SCHEDULE G

ADDITIONAL INFORMATION CONCERNING POTASIOS

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Patricio Phillips Saenz (Chairman of Board of Directors)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Entrepreneur and Chairman of Board of Directors – Nitratos de Chile S.A. and Potasios de Chile S.A.	Chile

Mr. Patricio Contesse Fica (Vice-Chairman of Board of Directors)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Vice-Chairman of Board of Directors – Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A., Sociedad de Inversiones Pampa Calichera S.A. and Potasios	Chile

Mr. Rafael Garrido Illanes (Director)	Augusto Leguia Norte 44, Depto. 103, Las Condes, Santiago, Chile	General Manager of Recon Chile S.A	Chile

Mr. Manuel Diaz de Valdes Olavarrieta (Director)	Don Carlos 2939, office 904, Las Condes, Santiago, Chile	Lawyer- Poduje & Cía Abogados	Chile

Mr. Julio César Ponce Pinochet (Director)	Av. Kennedy 5600, office 315, Las Condes, Santiago, Chile	Entrepreneur	Chile

Mrs. Francisca Ponce Pinochet (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Entrepreneur	Chile

Mr. Andres Nieme Balanda (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Lawyer and Entrepreneur	Chile

Mr. Ricardo Moreno Moreno (Chief Executive Officer)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Chief Executive Officer - Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Potasios de Chile S.A., Nitratos de Chile S.A. and Norte Grande S.A.	Chile

SCHEDULE H

ADDITIONAL INFORMATION CONCERNING NITRATOS

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Patricio Phillips Saenz (Chairman of Board of Directors)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Entrepreneur and Chairman of Board of Directors – Nitratos de Chile S.A. and Potasios de Chile S.A.	Chile

Mr. Alexander Fernandez Montenegro (Vice-Chairman of Board of Directors)	Paseo Las Palmas 2212, office 64, Providencia, Santiago, Chile	Entrepreneur	Chile

Mr. Rafael Garrido Illanes (Director)	Augusto Leguia Norte 44, Depto. 103, Las Condes, Santiago, Chile	General Manager of Recon Chile S.A.	Chile

Mr. Pedro Pellegrini Ripamonti (Director)	Av. Vitacura 2939, 8th Floor, Las Condes, Santiago, Chile	Lawyer- Guerrero Olivos	Chile

Mr. Pedro Pablo Bustos Valderrama (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Entrepreneur	Chile

Mr. Patricio Contesse Fica (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Vice-Chairman of Board of Directors – Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A., Sociedad de Inversiones Pampa Calichera S.A. and Potasios	Chile

Mr. Andres Nieme Balanda (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Lawyer and Entrepreneur	Chile

Mr. Ricardo Moreno Moreno (Chief Executive Officer)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Chief Executive Officer - Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Potasios de Chile S.A., Nitratos de Chile S.A. and Norte Grande S.A.	Chile

SCHEDULE I

ADDITIONAL INFORMATION CONCERNING NORTE

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Rafael Guilisasti Gana (Chairman of Board of Directors)	Nueva Tajamar 481, South Tower office 905, Providencia, Santiago, Chile	Chairman of Board of Directors – Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A. and Sociedad de Inversiones Pampa Calichera S.A. Vice-Chairman of Viña Concha y Toro S.A.	Chile

Mr. Patricio Contesse Fica (Vice-Chairman of Board of Directors)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Vice-Chairman of Board of Directors – Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A., Sociedad de Inversiones Pampa Calichera S.A. and Potasios	Chile

Mr. Hernán Manuel Contreras Molina (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Lawyer and Entrepreneur	Chile

Mr. Patricio Phillips Saenz (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Entrepreneur and Chairman of Board of Directors – Nitratos de Chile S.A. and Potasios de Chile S.A.	Chile

Mr. Sergio Montes Varas (Director)	Av. Apoquindo 3910, 15th Floor, Las Condes, Santiago, Chile	Lawyer- Figueroa, Pacheco, Montes Abogados y Cía Limitada	Chile

Mr. Rodrigo Zegers Reyes (Director)	Av. Santa Lucía 330, 5th Floor, Santiago, Chile	Lawyer- Rivadeneira, Colombara y Zegers Abogados	Chile

Mr. Rafael Garrido Illanes (Director)	Augusto Leguia Norte 44, Depto. 103, Las Condes, Santiago, Chile	General Manager of Recon Chile S.A.	Chile

Mr. Ricardo Moreno Moreno (Chief Executive Officer)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Chief Executive Officer - Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Potasios de Chile S.A., Nitratos de Chile S.A. and Norte Grande S.A.	Chile

SCHEDULE J

ADDITIONAL INFORMATION CONCERNING SQYA

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Aldo César Motta Camp (Officer)	Campos de Deportes 780, Ñuñoa, Santiago, Chile	Attorney-in-Fact	Chile

SCHEDULE K

ADDITIONAL INFORMATION CONCERNING SQ

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Aldo César Motta Camp (Officer)	Campos de Deportes 780, Ñuñoa, Santiago, Chile	Attorney-in-Fact	Chile

SCHEDULE L

ADDITIONAL INFORMATION CONCERNING SQ GRAND CORP.

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Luis Felipe García-Huidobro Mac-Auliffe (Officer)	Campos de Deportes 780, Ñuñoa, Santiago, Chile	Attorney-in-Fact	Chile

Camilo Andrés Méndez Chong (Director)	R.G. Hodge Plaza, Second Floor, Upper main Street P.O. Box 915 Road Town, Tortola Virgin Islands	Attorney-in-Fact	Panama
Brunilda Gabriela Broce (Director)	R.G. Hodge Plaza, Second Floor, Upper main Street P.O. Box 915 Road Town, Tortola Virgin Islands	Attorney-in-Fact	Panama
Attorney-in-Fact of DIRSERV INC. (Director)	R.G. Hodge Plaza, Second Floor, Upper main Street P.O. Box 915 Road Town, Tortola Virgin Islands	Attorney-in-Fact	British Virgin Islands

SCHEDULE M

ADDITIONAL INFORMATION CONCERNING PACIFIC ATLANTIC HOLDING

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Luis Felipe García-Huidobro Mac-Auliffe (Officer)	Campos de Deportes 780, Ñuñoa, Santiago, Chile	Attorney-in-Fact	Chile

Camilo Andrés Méndez Chong (Director)	R.G. Hodge Plaza, Second Floor, Upper main Street P.O. Box 915 Road Town, Tortola Virgin Islands	Attorney-in-Fact	Panama
Brunilda Gabriela Broce (Director)	R.G. Hodge Plaza, Second Floor, Upper main Street P.O. Box 915 Road Town, Tortola Virgin Islands	Attorney-in-Fact	Panama
Attorney-in-Fact of DIRSERV INC. (Director)	R.G. Hodge Plaza, Second Floor, Upper main Street P.O. Box 915 Road Town, Tortola Virgin Islands	Attorney-in-Fact	British Virgin Islands

SCHEDULE N

ADDITIONAL INFORMATION CONCERNING LA ESPERANZA (CHILE)

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Yoshihito Hata	Avenida Apoquindo 3472 of. 1201, Chile	General Manager	Japan

SCHEDULE O

ADDITIONAL INFORMATION CONCERNING LA ESPERANZA DELAWARE

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Yoshihito Hata	Avenida Apoquindo 3472 of. 1201, Chile	Attorney-in-Fact	Japan

SCHEDULE P

ADDITIONAL INFORMATION CONCERNING KOCHI

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Junji Inoue (President and Director)	Apoquindo 3472 of. 1201, Las Condes, Santiago, Chile	Chairman	Japan
Yasuo Nomura (Director)	Apoquindo 3472 of. 1201, Las Condes, Santiago, Chile	Director	Japan
Masayoshi Sako (Director)	Apoquindo 3472 of. 1201, Las Condes, Santiago, Chile	Director	USA
Hiroki Kanamori (Director)	Apoquindo 3472 of. 1201, Las Condes, Santiago, Chile	Director	Japan
Yoshihito Hata (Director)	Apoquindo 3472 of. 1201, Las Condes, Santiago, Chile	General Manager	Japan

SCHEDULE Q

ADDITIONAL INFORMATION CONCERNING KOWA

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Yoshihiro Miwa	6-29, Nishiki 3-Chome, Naka-ku, Nagoya, Japan.	President	Japan
Mr. Yoshihito Hata	Apoquindo 3472 of. 1201, Las Condes, Santiago, Chile	Attorney-in-Fact	Japan

SCHEDULE R

PURCHASES REPORTED BY GLOBAL MINING FROM
AUGUST 1, 2007 TO AUGUST 20, 2007

Date	Series A Shares Purchased	Price Per Share in Chilean Pesos

August 1, 2007	625,000	9,701.71

August 2, 2007	55,000	10,110.00

August 14, 2007	525,000	10,514.33

August 16, 2007	350,000	10,510.00

August 17, 2007	700,000	10,535.50

August 20, 2007	1,198,755	10,566.47

SCHEDULE S

PURCHASES REPORTED BY PAMPA FROM
AUGUST 24, 2007 TO SEPTEMBER 4, 2007

Date	Series B Shares Purchased	Price Per Share in Chilean Pesos

August 24, 2007	210,000	8,250.00

August 27, 2007	90,000	8,255.00

August 28, 2007	150,000	8,210.00

August 30, 2007	120,000	8,200.00

August 30, 2007	100,000	8,200.00

September 4, 2007	341,840	8,318.78

SCHEDULE T

SALES REPORTED BY PAMPA FROM
OCTOBER 12, 2007 TO OCTOBER 23, 2007

Date	Series B Shares Sold	Price Per Share in Chilean Pesos

October 12, 2007	68,325	9,832.04

October 16, 2007	181,675	9,621.81

October 17, 2007	100,000	9,625.00

October 18, 2007	62,240	9,465.47

October 19, 2007	11,338	9,400.00

October 22, 2007	66,422	9,324.09

October 23, 2007	10,000	9,400.00

SCHEDULE U

SALES REPORTED BY PAMPA FROM
MARCH 28, 2008 TO APRIL 9, 2008

Date	Series B Shares Sold	Aggregate Selling Price in Chilean Pesos

March 28, 2008	45,053	474,522,975

March 31, 2008	134,809	1,370,174,410

April 1, 2008	50,138	520,107,546

April 2, 2008	115,000	1,249,000,050

April 3, 2008	120,000	1,337,347,200

April 4, 2008	35,000	402,250,100

April 7, 2008	200,000	2,430,846,000

April 8, 2008	145,385	1,821,912,481

April 9, 2008	4,615	57,916,635

SCHEDULE V

PURCHASES AND SALES REPORTED BY PAMPA FROM
OCTOBER 14, 2009 TO JANUARY 14, 2010

Date	Series B Shares Purchased	Series B Shares Sold	Aggregate Price in Chilean Pesos

October 14, 2009		260,000	5,477,578,600

October 15, 2009		1,340,000	27,416,855,600

October 19, 2009		225,000	4,806,866,250

October 20, 2009		260,000	5,500,874,600

October 21, 2009		238,000	4,997,890,282

October 28, 2009	108,574		2,114,307,103

October 30, 2009	200,000		3,872,210,000

November 2, 2009	130,000		2,505,817,600

November 3, 2009	32,950		634,421,607

November 6, 2009		130,000	2,575,978,600

November 9, 2009		187,068	3,730,180,816

November 10, 2009		76,413	1,520,466,638

November 17, 2009	57,469		1,104,423,725

November 18, 2009	44,293		858,106,006

November 20, 2009		120,487	2,361,231,934

November 23, 2009		146,862	2,888,486,222

November 24, 2009		7,887	152,351,365

November 25, 2009		248,593	4,738,617,618

November 26, 2009	74,257		1,380,220,057

November 26, 2009		50,000	948,500,000

November 30, 2009		1,000,000	18,600,000,000

December 1, 2009		190,880	3,612,689,254

Date	Series B Shares Purchased	Series B Shares Sold	Aggregate Price in Chilean Pesos

December 2, 2009		150,000	2,875,199,790

December 3, 2009		85,000	1,641,749,755

December 4, 2009		80,000	1,554,952,100

December 7, 2009		100,000	1,928,021,000

December 9, 2009		73,090	1,411,006,835

December 10, 2009		300,000	5,803,310,000

December 14, 2009		11,226	221,287,249

December 15, 2009		20,000	395,117,000

December 16, 2009		99,985	1,994,851,727

December 17, 2009		20,015	392,468,131

December 18, 2009	370,000		7,221,294,400

December 21, 2009	3,000,000		58,500,000,000

December 23, 2009		240,000	4,621,748,800

December 24, 2009		344,281	6,628,201,350

December 28, 2009		1,975,719	38,156,369,545

December 29, 2009		900,000	17,415,198,000

January 7, 2010		100,000	2,002,002,000

January 8, 2010		100,000	2,089,274,000

January 11, 2010		100,000	2,134,380,100

January 12, 2010		10,000	211,066,200

January 14, 2010		100,000	2,105,079,387

SCHEDULE W

PURCHASES REPORTED BY NORTE FROM
OCTOBER 6, 2010 TO JANUARY 3, 2011

Date	Series B Shares Sold	Aggregate Purchase Price in Chilean Pesos

October 6, 2010	30,000	697,200,000

October 8, 2010	52,000	1,218,828,000

October 14, 2010	150,178	3,624,654,158

December 2, 2010	390,000	9,911,378,100

December 9, 2010	530,000	13,924,716,500

December 13, 2010	110,000	2,859,690,900

January 3, 2011	16,000	422,400,000

SCHEDULE X

PURCHASES REPORTED BY PAMPA FROM
JULY 7, 2015 TO AUGUST 11, 2015

Date	Series A Shares Purchased	Aggregate Purchase Price in Chilean Pesos

July 7, 2015	1,164	18,282,285

July 8, 2015	132	2,106,280

July 9, 2015	70	1,120,000

July 27, 2015	711	11,442,699

July 28, 2015	200	3,290,000

July 30, 2015	30,030	461,799,326

July 31, 2015	2,548	41,744,000

August 3, 2015	751	12,396,900

August 4, 2015	2,949	48,952,456

August 5, 2015	900	14,480,001

August 6, 2015	1,200	19,199,304

August 7, 2015	200	3,239,400

August 10, 2015	1,208	19,606,577

August 11, 2015	200	3,320,000

SCHEDULE Y

PURCHASES REPORTED BY PAMPA FROM
SEPTEMBER 1, 2015 TO OCTOBER 15, 2015

Date	Series A Shares Purchased	Aggregate Purchase Price in Chilean Pesos

September 1, 2015	1,100	18,793,907

September 2, 2015	600	10,196,700

September 3, 2015	500	8,243,500

September 4, 2015	500	8,124,400

September 7, 2015	200	3,293,530

September 8, 2015	256	4,223,488

September 9, 2015	400	6,596,836

September 11, 2015	200	3,200,000

September 14, 2015	132	2,178,000

September 15, 2015	1,350	21,040,007

September 16, 2015	693	11,061,597

September 17, 2015	250	3,997,500

September 21, 2015	414	6,682,858

September 22, 2015	200	3,200,000

September 23, 2015	300	4,875,000

September 24, 2015	300	4,875,000

September 25, 2015	400	6,510,000

September 28, 2015	100	1,624,500

September 29, 2015	200	3,247,000

September 30, 2015	500	8,006,800

October 1, 2015	480	7,535,971

October 2, 2015	250	3,944,850

October 5, 2015	200	3,160,000

Date	Series A Shares Purchased	Aggregate Purchase Price in Chilean Pesos

October 6, 2015	200	3,300,000

October 7, 2015	50	825,000

October 8, 2015	262	4,322,937

October 13, 2015	315	5,612,387

October 14, 2015	200	3,600,000

October 15, 2015	200	3,600,000

EXHIBIT INDEX

Exhibit	Description
1.
Joint Filing Agreement, dated as of June 5, 2017, by and among Inversiones Global Mining (Chile) Limitada, Global Mining Investment Inc., Agencia en Chile, Global Mining Investment Inc., Calichera Caiman, Inc., Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Potasios de Chile S.A., Nitratos de Chile S.A., Norte Grande S.A., Inversiones SQYA Limitada, SQ Limitada, S.Q. Grand Corp., Pacific Atlantic International Holding Corporation, The Pacific Trust, Mr. Julio Ponce Lerou, Inversiones La Esperanza (Chile) Ltda., La Esperanza Delaware Corporation, Kochi S.A., Kowa Company Ltd. and Mr. Yoshihiro Miwa.

2.
Yara Shareholders Agreement of Inversiones SQNH dated April 18, 2002 among Inversiones SQ Holding S.A. and Norsk Hydro Holland B.V. (filed as Exhibit 2 to the Ponce Lerou Reporting Persons’ Schedule 13D filed on February 15, 2005).

3.
Kowa Shareholders Agreement, dated December 22, 2006 between Sociedad de Inversiones Pampa Calichera S.A. and Kowa Company Ltd. (filed as Exhibit 1 to the Ponce Lerou Reporting Persons’ Schedule 13D filed on February 2, 2007).

4.	First Amendment to the Kowa Shareholders Agreement, dated April 3, 2008 between Sociedad de Inversiones Pampa Calichera S.A. and Kowa Company Ltd.
5.
Indenture, 7.75% Senior Secured Notes due 2022, dated as of February 14, 2007, among Sociedad de Inversiones Pampa Calichera S.A., Deutsche Bank Trust Company Americas as Trustee and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Listing Agent (filed as Exhibit 4 to the Schedule 13D filed jointly by the Ponce Lerou Reporting Persons and the Grupo Miwa Reporting Persons on September 7, 2007).

6.
First Supplemental Indenture dated as of December 4, 2008, by and among Sociedad de Inversiones Pampa Calichera S.A., Deutsche Bank Trust Company Americans, as trustee and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Listing Agent, under the Indenture dated February 14, 2007.

7.
Second Supplemental Indenture dated as of August 22, 2012, by and among Sociedad de Inversiones Pampa Calichera S.A., Deutsche Bank Trust Company Americans, as trustee and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Listing Agent, under the Indenture dated February 14, 2007

8.
Letter Agreement, dated as of April 17, 2017, by and among Inversiones El Boldo Limitada, Inversiones RAC Chile Limitada, Inversiones PCS Chile Limitada, Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., Inversiones Global Mining Chile Limitada, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation.